                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 7)*

                        CONTINUCARE CORPORATION
                        -----------------------
                           (Name of Issuer)

                    COMMON STOCK, $.0001 PAR VALUE
                    ------------------------------
                    (Title of Class of Securities)

                               212172100
                    ------------------------------
                            (CUSIP Number)

                      RICHARD C. PFENNIGER, JR.,
               4400 BISCAYNE BOULEVARD, MIAMI, FL 33137
                            (305) 575-6000
           -------------------------------------------------
             (Name, Address and Telephone Number of Person
           Authorized to Receive Notices and Communications)

                            AUGUST 2, 2001
           -------------------------------------------------
        (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d- 1(f) or 13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))

CUSIP No. 212172100              SCHEDULE 13D                       Page 2 of 62




         1.       NAME OF REPORTING PERSONS

                  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  PHILLIP FROST, M.D.

         2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                  (a)  [X]

                  (b)  [ ]

         3.       SEC USE ONLY



         4.       SOURCE OF FUNDS

                  PF

         5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

         6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  USA

---------------------- ---------------------------------------------------------
 NUMBER OF SHARES               7.       Sole Voting Power 0
   BENEFICALLY         ---------------------------------------------------------
 OWNED BY EACH                  8.       Shared Voting Power       20,396,550
REPORTING PERSON       ---------------------------------------------------------
    WITH                        9.       Sole Dispositive Power    0
                       ---------------------------------------------------------
                                10.      Shared Dispositive Power  20,396,550
---------------------- ---------------------------------------------------------

         11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  20,396,550

         12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES*   [ ]


         13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  50.4%

         14.      TYPE OF REPORTING PERSON

                  IN

CUSIP No. 212172100              SCHEDULE 13D                       Page 3 of 62

         1.       NAME OF REPORTING PERSONS

                  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  FROST-NEVADA, LIMITED PARTNERSHIP

                  IRS I.D. #59-2749083

         2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                  (a)  [X]

                  (b)  [ ]

         3.       SEC USE ONLY


         4.       SOURCE OF FUNDS

                  WC

         5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]


         6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  NEVADA
                  USA

------------------------ -------------------------------------------------------
  NUMBER OF SHARES              7.       Sole Voting Power 0
 BENEFICIALLY OWNED      -------------------------------------------------------
  BY EACH REPORTING             8.       Shared Voting Power       20,396,550
    PERSON               -------------------------------------------------------
                                9.       Sole Dispositive Power    0
                         -------------------------------------------------------
                                10.      Shared Dispositive Power  20,396,550
------------------------ -------------------------------------------------------

         11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  20,396,550

         12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]



         13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  50.4%

         14.      TYPE OF REPORTING PERSON

                  PN

CUSIP No. 212172100              SCHEDULE 13D                       Page 4 of 62

         1. NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  FROST-NEVADA CORPORATION

                  IRS I.D. #59-2749057

         2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                  (a)  [X]

                  (b)  [ ]

         3.       SEC USE ONLY



         4.       SOURCE OF FUNDS

                  OO

         5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]



         6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  NEVADA
                  USA

---------------------- ---------------------------------------------------------
  NUMBER OF SHARES              7.       Sole Voting Power 0
 BENEFICIALLY OWNED    ---------------------------------------------------------
 BY EACH REPORTING              8.       Shared Voting Power       20,396,550
    PERSON WITH        ---------------------------------------------------------
                                9.       Sole Dispositive Power    0
                       ---------------------------------------------------------
                                10.      Shared Dispositive Power  20,396,550
---------------------- ---------------------------------------------------------

         11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  20,396,550

         12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

         13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  50.4%

         14.      TYPE OF REPORTING PERSON

                  CO

         Item 1.  Security and Issuer.

         This is Amendment No. 7 to the original Schedule 13D previously filed by Phillip Frost, M.D., Frost-Nevada, Limited Partnership (the "Partnership"), and Frost-Nevada Corporation (collectively, the "Reporting Persons") with respect to the Common Stock, $.0001 par value (the "Shares") of Continucare Corporation (f/k/a Zanart Entertainment Incorporated) (the "Issuer"). The principal executive offices of the Issuer are located at 80 Southwest 8th Street, Suite 2350, Miami, Florida, 33131.

         Item 3.  source and Amount of Funds or Other Consideration.

         Item 3 is amended and supplemented as follows:

         The aggregate purchase price of the 13,889,755 shares of common stock of the Issuer and the $797,162 principal amount of the convertible notes of the Issuer purchased by the Partnership and the 62,900 shares of common stock of the Issuer purchased by Phillip Frost, M.D. reported in this Amendment No. 7, was $1,395,500.50 and $25,926.94, respectively. The source of funds used by the Partnership and Dr. Frost in making these purchases were working capital and personal funds, respectively. No portion of the consideration used by the Partnership nor Dr. Frost in making the purchases described above was borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Shares.

         Item 4.  Purpose of Transaction.

         Item 4 is amended in its entirety and restated as follows:

         The Shares were acquired by one or more of the Reporting Persons as an investment. The Reporting Persons intend to monitor their investment in the Shares on a continuing basis. The Reporting Persons may acquire additional Shares (subject to availability of Shares of prices deemed favorable) in the open market, in privately negotiated transactions, by tender offer or otherwise. Alternatively, the Reporting Persons reserve the right to dispose of some or all of their Shares in the open market or in privately negotiated transactions or otherwise depending upon the course of action that the Reporting Persons or the Issuer pursue, market conditions and other factors.

         Although the foregoing represents the range of activities presently contemplated by the Reporting Persons with respect to the Shares, it should be noted that the possible activities of the Reporting Persons are subject to change at any time. Except as otherwise stated herein, none of the Reporting Persons have any present plans or proposals which relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of
Schedule 13D.

         Item 5.  Interest in Securities of the Issuer.

         Item 5 is amended in its entirety and restated as follows:

                                                                             AMOUNT OF SHARES
NAME                                                                        BENEFICIALLY OWNED             PERCENT OF CLASS*
----                                                                        ------------------             -----------------
Phillip Frost, M.D.............................................                 20,396,550**                     50.4%
Frost-Nevada Corporation.......................................                 20,396,550**                     50.4%
Frost-Nevada, Limited..........................................                 20,396,550**                     50.4%

--------------------

* Based on 40,456,763 Shares outstanding at August 3, 2001 consisting of (i) 33,240,090 Shares outstanding as reported on the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2001, (ii) 6,219,511 issued upon conversion of the convertible promissory notes on June 30, 2001,
   (iii) assuming conversion of the $797,162 convertible promissory note held by the Partnership convertible into 797,162 Shares and (iv) assuming the conversion by Dr. Frost of stock options to purchase 200,000 Shares exercisable in the next sixty days.

** These Shares are owned of record by one or more of such Reporting Persons. As the sole limited partner of the Partnership and the sole shareholder of Frost-Nevada Corporation, the general partner of the Partnership, Dr. Frost may be deemed a beneficial owner of the Shares. Record ownership of the

   Shares may be transferred from time to time among any or all of Dr. Frost, the Partnership and Frost-Nevada Corporation. Accordingly, solely for purposes of reporting beneficial ownership of the Shares pursuant to Section 13(d) under the Securities Exchange Act of 1934, as amended, each of Dr. Frost, the Partnership and Frost-Nevada Corporation will be deemed to be the beneficial owner of Shares held by any of them. Except as described herein, none of the Reporting Persons has engaged in any transaction involving Shares of the Issuer during the past sixty days.

         Item 7. Material to be Filed as Exhibits.

         1.       Joint Filing Agreement.

         2. Description of Transactions in the Issuer's Shares by Frost-Nevada, Limited Partnership.

         3. Third Amended and Restated Agreement of Frost-Nevada, Limited Partnership, Frost-Nevada Corporation and Phillip Frost, M.D. filed pursuant to Rule 13d-l(f)(l)(iii) of the Securities and Exchange Commission (previously filed).

         4. Securities Purchase Agreement between Franklin Funds and Frost-Nevada, Limited Partnership

         5. Securities Purchase Agreement between AXP Funds and Frost-Nevada, Limited Partnership

         6. Securities Purchase Agreement between Morgan Stanley Dean Witter Convertible Securities Trust and Frost-Nevada, Limited Partnership

         7. Amendment to Securities Purchase Agreement between Morgan Stanley Dean Witter Convertible Securities Trust and Frost-Nevada, Limited Partnership

         8. Agreement between Continucare Corporation and Frost-Nevada, Limited Partnership

         9.       Convertible Promissory Note, Principal $912,195

         10.      Convertible Promissory Note, Principal $797,162

         11. Agreement between Frost-Nevada, Limited Partnership and Harter Financial.

                                   SIGNATURES

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this Amendment is true, complete and correct.

         /s/ PHILLIP FROST                         August 29, 2001
---------------------------------------
Phillip Frost, M.D., Individually

FROST-NEVADA, LIMITED PARTNERSHIP                  August 29, 2001

         /s/ DAVID H. MOSKOWITZ
---------------------------------------
David H. Moskowitz
President of Frost-Nevada Corporation,
General Partner

FROST-NEVADA CORPORATION                           August 29, 2001

         /s/ DAVID H. MOSKOWITZ
---------------------------------------
David H. Moskowitz, President

                                  EXHIBIT INDEX

EXHIBIT                             DESCRIPTION
-------                             -----------

    1            Joint Filing Agreement

    2 Description of Transactions in the Issuer's Shares by Frost Nevada Limited Partnership

    4 Securities Purchase Agreement between Franklin Funds and Frost-Nevada, Limited Partnership

    5 Securities Purchase Agreement between AXP Funds and Frost-Nevada, Limited Partnership

    6 Securities Purchase Agreement between Morgan Stanley Dean Witter Convertible Securities Trust and Frost-Nevada, Limited Partnership

    7 Amendment to Securities Purchase Agreement between Morgan Stanley Dean Witter Convertible Securities Trust and Frost-Nevada, Limited Partnership

    8 Agreement between Continucare Corporation and Frost-Nevada, Limited Partnership

    9            Convertible Promissory Note, Principal $912,195

    10           Convertible Promissory Note, Principal $797,162

    11           Agreement between Frost-Nevada, Limited Partnership and Harter
                 Financial.

                                    EXHIBIT 1

         /s/ PHILLIP FROST                                  August 29, 2001
----------------------------------------
Phillip Frost, M.D., Individually

FROST-NEVADA, LIMITED PARTNERSHIP                           August 29, 2001

         /s/ DAVID H. MOSKOWITZ
----------------------------------------
David H. Moskowitz
President of Frost-Nevada Corporation,
General Partner

FROST-NEVADA CORPORATION                                    August 29, 2001

         /s/ DAVID H. MOSKOWITZ
----------------------------------------
David H. Moskowitz, President

                                    EXHIBIT 2

         Set forth below is a summary of acquisitions and dispositions of beneficial ownership in the Shares of the Issuer by the Reporting Persons EFFECTED IN THE SIXTY DAYS preceding the date of this Amendment No. 7.

         On August 2, 2001, the Partnership purchased in a private transaction, $6,219,511 principal amount of the Issuer's Convertible Promissory Notes (the "Purchased Debt") and 9,640,244 shares of the Issuer's common stock (the "Purchased Shares") for a purchase price of $1,585,975.50. The Partnership immediately exchanged the Purchased Debt for (i) 6,219,511 shares of common stock of the Company and (ii) a new convertible note (the "New Note") in the principal amount of $912,195, with an October 31, 2005 maturity date.

         On August 2, 2001, the Partnership sold 1,215,686 of the Purchased Shares, 784,314 of the shares of the Issuer's common stock issuable upon conversion of the Purchased Debt and 115,033 of the New Note in a private transaction to a group of six investors for an aggregate purchase price of $200,000.

                                    EXHIBIT 4

                          SECURITIES PURCHASE AGREEMENT

         SECURITIES PURCHASE AGREEMENT, effective as of June 30, 2001 (this "Agreement"), by and between Franklin Income Fund and Franklin Valuemark Income Securities Fund ("Franklin Funds") and Frost-Nevada, Limited Partnership ("Buyer").

                                   WITNESSETH:

         WHEREAS, Franklin Funds is the owner of the respective principal amounts of Continucare Corporation's ("Continucare") Convertible Subordinated Notes due 2001 (the "Notes") set forth on Schedule A under the heading "Transferred Notes" (the "Transferred Notes") and the number of shares of common stock of Continucare set forth on Schedule A under the heading "Shares" (the Shares together with the Transferred Notes, the "Securities");

         WHEREAS, the Transferred Notes have accrued interest as set forth on Schedule A;

         WHEREAS, Franklin Funds desires to sell, assign, convey and transfer the Securities to Buyer and Buyer desires to purchase, accept and assume the Securities from Franklin Funds, on and subject to the terms and conditions set forth in this Agreement;

         WHEREAS, Franklin Funds has negotiated certain terms of the sale of the Securities through Spencer Angel, the President, Chief Executive Officer and Chief Operating Officer and a director of Continucare; and

         WHEREAS, Continucare did not pay its obligation of $ 350,000 in interest on the Notes that was due on April 30, 2001, and as a result of such failure (and the continuation of the failure for a 30-day period) to make the interest payment, there is an event of default under the terms of the Indenture, as amended, by and between Continucare and American Stock Transfer and Trust, as Trustee.

         NOW, THEREFORE, in consideration of the agreements, covenants, representations and warranties herein contained, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

         1. (a) Upon the terms and subject to the conditions of this Agreement, Franklin Funds shall sell to Buyer, and Buyer shall purchase from the Franklin Funds, the Securities, for an aggregate cash purchase price of $1,181,707.30 (the "Purchase Price"). The Closing shall be effective as of June 30, 2001 (the "Effective Date"). Additionally, the Franklin Funds hereby transfer to Buyer any and all rights to receive accrued but unpaid interest on the Transferred Notes.

            (b) The transactions contemplated by this Agreement are contingent upon the simultaneous completion of the transactions set forth in the Securities Purchase Agreement between the Buyer and AXP American Express and the Securities Purchase Agreement between the Buyer and Morgan Stanley Dean Witter (together, the "Other Purchase Agreements"). In the event that the transactions contemplated by either of the Other Purchase Agreements are not completed, the Securities shall be returned to the Franklin Funds and the Purchase Price shall be returned to the Buyer and this Agreement shall be null and void.

            (c) DELIVERIES. On August __, 2001 (or such other date as mutually agreed upon by the parties), (i) each Franklin Fund shall deliver to its bank/holder the Transferred Notes and the Shares with all necessary instructions to transfer the Securities to the Buyer, whether via Depository Trust Company to the DTC account specified by Buyer on Exhibit I or if in certificated form, along with stock powers, with medallion guaranteed signature, and any other instruments necessary for endorsing the Securities for transfer, to the bank specified by the Buyer on Exhibit II, and (ii) the Buyer shall deliver the Purchase Price via wire transfer to the accounts specified by the Franklin Funds on Exhibit III. In the event that the Shares are delivered in certificated form and should the trade fail to settle on the date set forth in the first sentence to this paragraph, Northern Trust Bank shall return the physical certificates to the custodians of the Franklin Funds on the same day such trade failed to settle, and in the event that such trade fails to settle, the delivery procedures set forth in this paragraph shall be repeated for two additional business days. If the transactions contemplated by this Agreement do not settle within three business days of the date first above written, this Agreement shall be null and void.

         2. Franklin Funds represents and warrants that:

             (a) Franklin Funds is the legal and record holder of the Securities, free and clear of any liens, charges or other encumbrances created by, or adverse claims against Franklin Funds; Franklin Funds has not assigned or transferred any interest in any of the Securities. The Securities represent all of the Securities of Continucare owned by Franklin Funds.

             (b) Franklin Funds beneficially owns and has the unrestricted right (other than as such right may be restricted by laws of general application, including the Securities Act of 1933, as amended (the "Act")) to transfer the Securities, free and clear of all liens, claims, charges and other encumbrances.

             (c) Franklin Funds has full right, power and authority to enter into this Agreement and to perform its obligations hereunder and to transfer and sell the Securities in accordance with the terms of this Agreement and this Agreement constitutes a legal, valid and binding obligation of Franklin Funds.

             (d) Franklin Fund's transfer, assignment and sale of the Securities to Buyer pursuant hereto will convey valid title to the Securities to Buyer, free and clear of any liens, charges or other encumbrances or adverse claims arising from any action or omission on the part of Franklin Funds.

             (e) Franklin Funds acknowledges that it has relied solely on its own independent investigation in determining to sell the Securities and has made such a due diligence examination, investigation, analysis and evaluation concerning the transaction contemplated by this Agreement as it deems adequate, including an estimate of the dollar value of the Securities. Franklin Funds is aware that information regarding Continucare, the Securities and related matters may be obtained from various court or other public files and that it has adequate information concerning the business and financial condition of Continucare to make an informed decision regarding the sale of the Securities to Buyer.

             (f) Franklin Funds has been advised that the Buyer is affiliated with Dr. Phillip Frost, a member of the Board of Directors of Continucare.

             (g) Franklin Funds represents that Buyer and Continucare have disclosed to it the following matters, and Franklin Funds has had an opportunity to ask questions with respect to the following matters: (i) the Buyer is entering into agreements with certain other of the holders of the Notes on terms substantially similar to those contained herein and such transactions are being consummated contemporaneously herewith, (ii) Continucare has reached an agreement with certain other of the holders of the Notes that involves the restructuring of the Notes, and the Franklin Funds had been offered the opportunity to restructure its Notes, but had declined to do so, and (iii) Continucare has been negotiating an agreement with the Buyer whereby subsequent to the transaction contemplated by this Agreement, the Buyer shall convert the Transferred Notes into shares of Continucare's common stock at a conversion rate of $1 per share and Continucare shall issue the Buyer a new note in the principal amount of $912,195, with such note bearing interest at 7% per annum having a maturity date of October 31, 2005 and convertible into shares of Continucare's common stock at a conversion rate of $1.00 per share.

         3. Buyer represents and warrants that:

             (a) Buyer acknowledges that it has relied solely on its own independent investigation in determining to purchase the Securities. Buyer is aware that information regarding Continucare, the Securities and related matters may be obtained from various court or other public files. Without limiting the foregoing, Buyer acknowledges that Buyer has made an examination, investigation, analysis and evaluation of the transactions contemplated by this Agreement, including an estimate of the dollar value of the Securities, that it has the capacity and financial expertise and adequate information concerning the business and financial condition of Continucare to evaluate the same so as to make an informed decision regarding the purchase of the Securities from Franklin Funds, that it has undertaken such due diligence regarding the transaction contemplated by this Agreement as Buyer deems adequate and that it voluntarily assumes all risks associated with such purchase. Buyer further represents that it has not relied on any representations or warranties of Franklin Funds, or its agents or affiliates except for the representations and warranties of Franklin Funds expressly provided herein.

             (b) Buyer is an "accredited investor" within the meaning of paragraph (4), (5), (6), or (8) of Rule 501(a) under the Securities Act. Buyer is acquiring the Securities as contemplated hereunder for its own account for investment purposes only and not with a view to distributing or reselling any of such Securities in any transactions which would be in violation of the securities laws of the United States of America or any state thereof and Buyer has no present or presently contemplated agreement, undertaking, arrangement, obligation, indebtedness or commitment providing for the distribution thereof.

             (c) Buyer understands that the certificate representing the Securities will continue to bear the restrictive legend currently included on the Securities owned by Franklin Funds.

             (d) Buyer has full right, power and authority to enter into this Agreement, and to perform its obligations hereunder and to purchase and acquire the Securities in accordance with the terms of this Agreement, and this Agreement constitutes a legal, valid and binding obligation of Buyer and the consummation by Buyer of the transaction contemplated hereby has been duly authorized by all necessary action on the part of Buyer.

         4. The representations, warranties, covenants and agreements of the parties to this Agreement and the parties' obligations hereunder shall survive the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby.

         5. Neither party hereto shall disclose the existence, terms or contents of this Agreement to any third-party without the prior written consent of the other party hereto, except that a party may make such disclosure (i) to its officers, directors, employees, attorneys, agents, advisors or representatives who shall likewise maintain the confidentiality hereof or (ii) pursuant to any requirement of any law, governmental agency, court order of stock exchange rule.

         6. Franklin Funds and Buyer agree to execute and deliver such further instruments and documents necessary to effectuate the terms of this Agreement and take other similar ministerial action at any time as may be reasonable requested by Franklin Funds and Buyer to evidence the sale and assignment of the Securities pursuant hereto.

         7. This Agreement shall be governed by, and construed and interpreted in accordance with, the laws of the state of Florida (without regard to its conflict of laws principles).

         8. No party hereto may assign its rights or delegate its obligations under this Agreement without the prior written consent of the other party hereto. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns.

         9. All notices and other communications hereunder shall be in writing and shall be deemed given if: (a) delivered in person, (b) transmitted by telecopy (with written confirmation), or (c) sent by an express courier (with written confirmation) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice): (i) if to Franklin Funds, to: Franklin Advisors, Inc., 777 Mariners Island Boulevard, San Mateo, California 94404; Attention: Evan McCulloch; Fax: (650) 525-8720 and (ii) if to Buyer, to: Frost-Nevada, Limited Partnership c/o Richard C. Pfenniger, Jr., 4400 Biscayne Blvd., Miami, Florida 33137, phone: (305) 575-4000, fax:
(305) 575-6535.

         10. This Agreement may be amended, supplemented, modified or changed only by a written agreement making specific reference to this Agreement executed by Franklin Funds and Buyer, and any provision hereof may be waived, in whole or in part, only by a written agreement making specific reference to this Agreement executed by the party making such waiver.

         11. This Agreement contains the entire agreement between the parties relating to the subject matter hereof and supersedes all oral statements and other writings with respect to the subject matter hereof.

         12. This Agreement may be executed in counterparts, all of which, taken together, shall constitute one and the same instrument.

         13. In the event any one or more of the provisions of this Agreement should be held invalid, illegal or unenforceable in any respect in any jurisdiction, such provision or provisions shall be automatically deemed amended to the minimum extent necessary to render such provision or provisions valid, legal and enforceable in such jurisdiction, and the validity, legality and enforceability of the remaining provisions of this Agreement shall not in any way be affected or impaired thereby.

         IN WITNESS WHEREOF, the parties hereto have each caused this Agreement to be duly executed by their authorized representatives as of the day and year first written above.

                                     Franklin Income Fund

                                              By:
                                                 -----------------------------
                                                   Name:
                                                   Title:


                                     Franklin Valuemark Income Securities Fund

                                              By:
                                                 -----------------------------
                                                   Name:
                                                   Title:


                                              FROST-NEVADA LIMITED PARTNERSHIP

                                              By:
                                                 -----------------------------
                                                   Name:
                                                   Title:

                                   SCHEDULE A


                                            TRANSFERRED          ACCRUED INTEREST                         AGGREGATE
FRANKLIN FUNDS                                 NOTES              THROUGH UNE 30         SHARES         PURCHASE AMOUNT
--------------                                 -----              --------------         ------         ---------------
Franklin Valuemark Fund.............            $2,317,073          $108,130.07         3,591,464         $590,853.70
Franklin Income Fund................            $2,317,073          $108,130.07         3,591,463         $590,853.60
                                                ----------          -----------         ---------       -------------
                                                $4,634,146          $216,260.15         7,182,927       $1,181,707.30
                                                ==========          ===========         =========       =============

                                    EXHIBIT 5

                          SECURITIES PURCHASE AGREEMENT

         SECURITIES PURCHASE AGREEMENT, effective as of June 30, 2001, by and between the entities listed on Schedule A under the heading "Seller" (severally and not jointly, each a "Seller" and collectively, the "Sellers") and Frost-Nevada, Limited Partnership ("Buyer"). Capitalized terms used herein and not otherwise defined shall have the meaning ascribed to such terms in Section 4 hereof.

                                    RECITALS

         1. Each Seller owns the respective principal amounts of Continucare Corporation's ("Continucare") Convertible Subordinated Notes due 2002 (the "Notes") set forth on Schedule A under the heading "Transferred Notes" (the "Transferred Notes") and the number of shares of common stock of Continucare set forth on Schedule A under the heading "Shares" (the "Shares" and together with the Transferred Notes, the "Securities").

         2. Buyer desires to purchase, and each Seller desires to sell, the Securities on the terms and conditions set forth herein.

         3. Seller has negotiated certain terms of the sale of the Securities through Spencer Angel, the President, Chief Executive Officer, Chief Operating Officer and director of Continucare.

         4. Continucare did not pay its obligation of $350,000 for interest on the Notes that was due on April 30, 2001, and as a result of the failure (and the continuation of the failure for a 30-day period) to make the interest payment, there is an event of default under the terms of the Indenture, as amended, by and between Continucare and American Stock Transfer and Trust, as Trustee.

         NOW, THEREFORE, in consideration of the foregoing, the mutual covenants and agreements hereinafter set forth, and other good and valuable consideration, the receipt and sufficiency whereof are hereby acknowledged, the parties hereto agree as follows:

         SECTION 1. SALE AND PURCHASE OF STOCK

         1.1 SALE AND PURCHASE. Upon the terms and subject to the conditions of this Agreement, Seller shall sell to Buyer, and Buyer shall purchase from Seller, at the Closing (as hereinafter defined), the Securities, for an aggregate cash purchase price of $279,878 (the "Purchase Price"). Additionally, the Sellers hereby transfer to Buyer any and all rights to receive accrued but unpaid interest on the Notes.

         1.2 CLOSING. The Closing shall be effective as of June 30, 2001 (the "Effective Date"). The transactions contemplated by this Agreement are contingent upon the simultaneously completion of the transactions set forth in the Securities Purchase Agreement between the Buyer and Franklin funds and the Securities Purchase Agreement between the Buyer and Morgan Stanley Dean Witter (together, the "Other Purchase Agreements"). In the event that the transactions contemplated by either of the Other Purchase Agreements are not completed, the Securities shall be returned to the Seller and the Purchase Price shall be returned to the Buyer and this Agreement shall be null and void.

         1.3 DELIVERIES. On August __, 2001 (or such other date as mutually agreed upon by the parties), (i) each Seller shall deliver to its bank/holder the Transferred Notes and the Shares with all necessary instructions to transfer the Securities to the Buyer, whether via Depository Trust Company to the DTC account specified by Buyer on Exhibit I or if in certificated form, along with stock powers, with medallion guaranteed signature, and any other instruments necessary for endorsing the Securities for transfer, to the bank specified by the Buyer on Exhibit II, and (ii) the Buyer shall deliver the Purchase Price via wire transfer to the accounts specified by the Sellers on Exhibit III. In the event that the Shares are delivered in certificated form and should the trade fail to settle on the date set forth in the first sentence to this paragraph, Northern Trust Bank shall return the physical certificates to the custodians of the Seller on the same day such trade failed to settle, and in the event that such trade fails to settle, the delivery procedures set forth in this paragraph shall be repeated for two additional business days. If the transactions contemplated by this Agreement do not settle within three business days of the date first above written, this Agreement shall be null and void.

         SECTION 2. REPRESENTATIONS, WARRANTIES AND COVENANTS OF SELLER

         Each Seller hereby represents to Buyer with respect to the sale of the Securities held by such Seller that:

         2.1 OWNERSHIP OF THE SECURITIES. The Securities represent all of the Securities of Continucare that are owned by each of the Sellers. All of the Securities are owned, beneficially by each Seller, free and clear of all liens, security interests, adverse claims, charges, restrictions or limitations on transfer, mortgage, pledge, hypothecation, or conditional sale or other title retention agreement. Upon delivery of the Securities, duly endorsed to Buyer, good and valid title to the Securities will pass to Buyer, free and clear of all Encumbrances of any kind, other than those arising from acts of the Buyer and restrictions on transfer under applicable federal and state securities laws.

         2.2 AUTHORIZATION. The execution of this Agreement has been duly authorized by all necessary corporate action on the part of Seller, has been duly executed and delivered, and constitutes a valid, binding and enforceable agreement of each of the Sellers, except as such enforceability may be limited by bankruptcy and other insolvency laws, other laws effecting the creditors' rights and general principles of equity.

         2.3 SECURITIES REPRESENTATIONS.

             (a) Each Seller has been afforded the opportunity to ask questions of, and receive answers from, Buyer, Continucare and all of its officers and directors and to obtain any additional information, to the extent that such entities or persons possess such information or could have acquired it, and has in general had access to all information each Seller deemed material to a decision with respect to the disposition of the Securities. Each Seller has also had access to the public filings of Continucare made under securities laws which contain the financial statements and other information of Continucare.

             (b) Each Seller has such knowledge and experience in financial and business matters and is capable of evaluating the merits and risks of a disposition of the Securities.

             (c) Each Seller represents that Buyer and Continucare have disclosed to Seller the following matters, and each Seller has had an opportunity to ask questions with respect to the following matters: (i) the Buyer is entering into agreements with certain other of the holders of the Notes on terms substantially similar to those contained herein and such transactions are being consummated contemporaneously herewith, (ii) Continucare has reached an agreement with certain other of the holders of the Notes that involves the restructuring of the Notes, and Seller had been offered the opportunity to restructure its Notes, but had declined to do so, and (iii) Continucare has been negotiating an agreement with the Buyer whereby subsequent to the transaction contemplated by this Agreement, the Buyer shall convert the Transferred Notes into shares of Continucare's common stock at a conversion rate of $1 per share and Continucare shall issue the Buyer a new note in the principal amount of $912,195, with such note bearing interest at 7% per annum having a maturity date of October 31, 2005 and convertible into shares of Continucare's common stock at a conversion rate of $1 per share;

             (d) Each Seller has been advised that Buyer is affiliated with Dr. Phillip Frost, a member of the Board of Directors of Continucare.

         SECTION 3. REPRESENTATIONS AND WARRANTIES OF BUYER

         Buyer hereby represents to Sellers with respect to Buyer's purchase of the Securities hereunder that:

         3.1 AUTHORIZATION. The execution of this Agreement has been duly authorized by all necessary corporate action on the part of Buyer, has been duly executed and delivered, and constitutes a valid, binding and enforceable agreement of Buyer, except as such enforceability may be limited by bankruptcy and other insolvency laws, other laws effecting the creditors' rights and general principles of equity.

         3.2 INVESTMENT REPRESENTATIONS.

             (a) Buyer is acquiring the Securities for its own account, for investment, and not with a view to any "distribution" thereof within the meaning of the Securities Act, and Buyer has no present or presently contemplated agreement, undertaking, arrangement, obligation, indebtedness or commitment providing for the distribution thereof.

             (b) Buyer understands that the certificate representing the Securities will continue to bear the restrictive legend currently included on the Securities owned by Sellers.

             (c) Buyer acknowledges that it has relied solely on its own independent investigation in determining to purchase the Securities. Buyer is aware that information regarding Continucare, the Securities and related matters may be obtained from various court or other public files. Without limiting the foregoing, Buyer acknowledges that Buyer has made an examination, investigation, analysis and evaluation of the transactions contemplated by this Agreement, including an estimate of the dollar value of the Securities, that it has the capacity and financial expertise and adequate information concerning the business and financial condition of Continucare to evaluate the same so as to make an informed decision regarding the purchase of the Securities from Seller, that it has undertaken such due diligence regarding the transaction contemplated by this Agreement as Buyer deems adequate and that it voluntarily assumes all risks associated with such purchase. Buyer further represents that it has not relied on any representations or warranties of Seller, or its agents or affiliates except for the representations and warranties of Seller expressly provided herein.

             (d) Buyer is an "accredited investor" within the meaning of paragraph (4), (5), (6), or (8) of Rule 501(a) under the Securities Act. Buyer is acquiring the Securities as contemplated hereunder for its own account for investment purposes only and not with a view to distributing or reselling any of such Securities in any transactions which would be in violation of the securities laws of the United States of America or any state thereof and Buyer has no present or presently contemplated agreement, undertaking, arrangement, obligation, indebtedness or commitment providing for the distribution thereof.

         SECTION 4. GENERAL

         4.1 AMENDMENTS. This Agreement may be amended only with the prior written consent of each of the Sellers and Buyer.

         4.2 GOVERNING LAW. This Agreement shall be deemed to be a contract made under, and shall be construed in accordance with, the laws of the State of Florida, without giving effect to conflicts of laws principles thereof.

         4.3 SECTION HEADINGS. The descriptive headings in this Agreement have been inserted for convenience only and shall not be deemed to limit or otherwise affect the construction of any provision thereof or hereof.

         4.4 COUNTERPARTS. This Agreement may be executed simultaneously in any number of counterparts, each of which when so executed and delivered shall be taken to be an original; but such counterparts shall together constitute but one and the same document.

         4.5 SEVERABILITY. Each provision of this Agreement shall be interpreted in such a manner as to be effective and valid under applicable law, but if any provision of this Agreement shall be deemed prohibited or invalid under such applicable law, such provision shall be ineffective only to the extent of such prohibition or invalidity, and such prohibition or invalidity shall not invalidate the remainder of such provision or the other provisions of this Agreement.

         4.6 INTEGRATION. This Agreement constitutes the entire agreement, and supersedes all other prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

         4.7 BROKERS. Each party represents that it has not incurred brokerage commissions, finder's fees or similar fees or commissions payable in connection with the sale or purchase of the Securities.

         4.8 PUBLICITY. No party shall issue any public release or announcement concerning this Agreement except as required by law (in which case, so far as possible, there shall be consultation between the parties prior to such announcement).

         4.9 EXPENSES. Each party shall bear its own expenses with respect to the transactions contemplated hereby.

         4.10 THIRD PARTY BENEFICIARY. Continucare and its officers and directors (specifically including Spencer Angel) shall be third party beneficiaries of this Agreement.

                                   * * * * * *

         IN WITNESS WHEREOF, the parties hereto have executed this Securities Purchase Agreement on the date first written above.

                            BUYER:

                            By:
                               ------------------------------------------------


                            SELLERS:

                            AXP BOND FUND, INC.


                            By:
                               ------------------------------------------------
                            Name:
                                 ----------------------------------------------
                            Title:
                                  ---------------------------------------------
                            DTC PARTICIPANT:
                                            -----------------------------------


                            AXP VARIABLE PORTFOLIO--
                            BOND FUND


                            By:
                               ------------------------------------------------
                            Name:
                                 ----------------------------------------------
                            Title:
                                  ---------------------------------------------
                            DTC PARTICIPANT:
                                            -----------------------------------


                            AXP VARIABLE PORTFOLIO-- MANAGED FUND


                            By:
                               ------------------------------------------------
                            Name:
                                 ----------------------------------------------
                            Title:
                                  ---------------------------------------------
                            DTC PARTICIPANT:
                                            -----------------------------------

Acknowledged and Agreed:

CONTINUCARE CORPORATION


By:
   ---------------------------
Name:
Title:

                                   SCHEDULE A


                                                             ACCRUED INTEREST
                                               TRANSFERRED   THROUGH JUNE 30,
SELLER                                            NOTES            2001                  SHARES         PURCHASE PRICE
------                                         ------------  -----------------           ------         --------------
AXP Bond Fund, Inc.................              $609,756           $28,455.28            945,122        $155,487.80
AXP Variable Portfolio - Bond Fund.              $243,902           $11,382.09            378,049         $62,195.10
AXP Variable Portfolio - Managed
   Fund............................               $243,902          $11,382.09            378,049         $62,195.10
                                                ----------          ----------          ---------        -----------
                                                $1,097,560          $51,219.47          1,701,220        $279,878.00
                                                ==========          ==========          =========        ===========

                                    EXHIBIT 6

                          SECURITIES PURCHASE AGREEMENT

         SECURITIES PURCHASE AGREEMENT, dated as of June 30, 2001, by and between the entities listed on Schedule A under the heading "Seller" ("Seller") and Frost-Nevada Limited Partnership, an entity affiliated with a member of the board of directors of Continucare Corporation ("Buyer"). Capitalized terms used herein and not otherwise defined shall have the meaning ascribed to such terms in Section 4 hereof.

                                R E C I T A L S :

         1. Seller owns the principal amounts set forth on Schedule A under the heading "Notes" (the "Notes") issued by Continucare Corporation ("Continucare") and the number of shares of common stock of Continucare set forth on Schedule A under the heading "Shares" (the "Shares" and together with the Notes, the "Securities").

         2. Buyer desires to purchase, and Seller desires to sell, the Securities on the terms and conditions set forth herein.

         3. Seller has negotiated certain terms of the sale of the Securities through Spencer Angel, the President, CEO, COO and director of Continucare.

         4. Continucare disclosed in its Form 10-Q for the quarterly period ended December 31, 2001 that there can be no assurance that Continucare's current source of funds will be sufficient to fund its operations and satisfy its obligations as they become due, including but not limited to Continucare's obligation of $350,000 for interest on the Notes due April 30, 2001.

         NOW, THEREFORE, in consideration of the foregoing, the mutual covenants and agreements hereinafter set forth, and other good and valuable consideration, the receipt and sufficiency whereof are hereby acknowledged, the parties hereto agree as follows:

         SECTION 1. SALE AND PURCHASE OF STOCK.

         1.1 SALE AND PURCHASE. Seller hereby sells to Buyer, and Buyer hereby purchases from Seller, the Securities, for an aggregate purchase price set forth on Schedule A under the heading "Purchase Price" (the "Purchase Price") ($0.10 per dollar for the Notes and $0.10 per share for the Shares).

         1.2 DELIVERIES. Contemporaneously herewith, Seller hereby delivers to each of its respective banks/holders of Securities instruction to deliver to Depository Trust Company instructions to transfer such Notes and Shares to Buyer, along with any necessary instruments endorsing the Securities for Transfer to Buyer. The Buyer hereby delivers the Purchase Price to Seller by wire transfer to accounts specified by Seller.

         SECTION 2. REPRESENTATIONS, WARRANTIES AND COVENANTS OF SELLER.

         Seller hereby represents to Buyer with respect to the sale of the Securities hereunder that:

         2.1 OWNERSHIP OF THE SECURITIES. The Securities represent all of the Securities of Continucare that are owned by Seller. All of the Securities are owned, of record and beneficially, by Seller, free and clear of all Encumbrances. Upon delivery of the Securities, duly endorsed to Buyer, good and valid title to the Securities will pass to Buyer, free and clear of all

Encumbrances of any kind, other than those arising from acts of the Buyer and restrictions on transfer under applicable federal and state securities laws.

         2.2 AUTHORIZATION. The execution of this Agreement has been duly authorized by all necessary corporate action on the part of Seller, has been duly executed and delivered, and constitutes a valid, binding and enforceable agreement of Seller, except as such enforceability may be limited by bankruptcy laws and general principles of equity.

         2.3 SECURITIES REPRESENTATIONS.

             (a) Seller has been afforded the opportunity to ask questions of, and receive answers from, Buyer, Continucare and all of its officers and directors, and to obtain any additional information, to the extent that such entities or persons possess such information or could have acquired it, and has in general had access to all information Seller deemed material to a decision with respect to the disposition of the Securities. Seller has also had access to the public filings of Continucare made under securities laws which contain the financial statements and other information of Continucare.

             (b) Seller has such knowledge and experience in financial and business matters and is capable of evaluating the merits and risks of a disposition of the Securities.

             (c) Seller represents that Buyer and Continucare have disclosed to Seller the following matters, which have not been publicly announced (and therefore shall be kept confidential and, as a result of such disclosure to Seller, imposes restrictions on Seller in the trading of the securities of Continucare in the open market): (i) Continucare has been negotiating (on behalf of buyer) with all of the holders of the Notes to sell the Notes, convert the Notes, or otherwise take action with respect to the Notes (and the common stock issued or to be issued upon conversion of the Notes), and such negotiations may result in a sale or other transaction with respect to the Notes (and the common stock issued or to be issued upon conversion of the Notes) by such holders on different (and possibly more favorable) terms as those agreed to by Buyer in this Agreement; and (ii) Continucare has had preliminary discussions with buyer regarding the possibility that subsequent to the transaction contemplated hereby, Continucare may enter into an agreement with Buyer to purchase the Notes, convert the Notes, or otherwise take action with respect to the Notes (and the common stock issued or to be issued upon conversion of the Notes), and such negotiations may result in a sale, conversion or other transaction with respect to the Notes (and the common stock issued or to be issued upon conversion of the Notes) by the Buyer on possibly more favorable terms as those contemplated in this Agreement or pursuant to the current terms of the Notes.

             (d) Seller has been advised that Buyer is an affiliated entity of a member of the Board of Directors of Continucare.

         SECTION 3. REPRESENTATIONS AND WARRANTIES OF BUYER.

         Buyer hereby represents to Seller with respect to Buyer's purchase of the Securities hereunder that:

         3.1 AUTHORIZATION. The execution of this Agreement has been duly authorized by all necessary corporate action on the part of Buyer, has been duly executed and delivered, and constitutes a valid, binding and enforceable agreement of Buyer, except as such enforceability may be limited by bankruptcy laws and general principles of equity.

         3.2 INVESTMENT REPRESENTATIONS.

             (a) Buyer is acquiring the Securities for its own account, for investment, and not with a view to any "distribution" thereof within the meaning of the Securities Act, and Buyer has no present or presently contemplated agreement, undertaking, arrangement, obligation, indebtedness or commitment providing for the distribution thereof.

             (b) Buyer understands that the certificate representing the Securities will continue to bear the restrictive legend currently included on the Securities owned by Seller.

         SECTION 4. DEFINITIONS.

         As used herein, the following terms shall have the following respective meanings:

         ENCUMBRANCES. "Encumbrances" means any lien, security interest, adverse claim, charge, restriction or limitation on transfer, mortgage, pledge, hypothecation, or conditional sale or other title retention agreement.

         NOTES. "Notes" means the convertible subordinated notes due 2002 originally issued by Continucare on October 30, 1997, as amended.

         SECTION 5. GENERAL.

         5.1 AMENDMENTS. This Agreement may be amended only with the prior written consent of Seller and Buyer.

         5.2 GOVERNING LAW. This Agreement shall be deemed to be a contract made under, and shall be construed in accordance with, the laws of the State of Florida, without giving effect to conflicts of laws principles thereof.

         5.3 SECTION HEADINGS. The descriptive headings in this Agreement have been inserted for convenience only and shall not be deemed to limit or otherwise affect the construction of any provision thereof or hereof.

         5.4 COUNTERPARTS. This Agreement may be executed simultaneously in any number of counterparts, each of which when so executed and delivered shall be taken to be an original; but such counterparts shall together constitute but one and the same document.

         5.5 SEVERABILITY. Each provision of this Agreement shall be interpreted in such a manner as to be effective and valid under applicable law, but if any provision of this Agreement shall be deemed prohibited or invalid under such applicable law, such provision shall be ineffective only to the extent of such prohibition or invalidity, and such prohibition or invalidity shall not invalidate the remainder of such provision or the other provisions of this Agreement.

         5.6 INTEGRATION. This Agreement constitutes the entire agreement, and supersedes all other prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

         5.7 BROKERS. Each party represents that there are no brokerage commissions, finder's fees or similar fees or commissions payable in connection with the sale or purchase of the Securities.

         5.8 PUBLICITY. No party shall issue any public release or announcement concerning this Agreement except as required by law (in which case, so far as possible, there shall be consultation between the parties prior to such announcement).

         5.9 EXPENSES. Each party shall bear its own expenses with respect to the transactions contemplated hereby.

         5.10 THIRD PARTY BENEFICIARY. Continucare and its officers and directors (specifically including Spencer Angel) shall be third party beneficiaries of this Agreement.

                                    * * * * *

         IN WITNESS WHEREOF, the parties hereto have executed this Securities Purchase Agreement on the date first written above.

                                    BUYER:

                                    By:
                                       ----------------------------------------

                                    SELLER:

                                    MORGAN STANLEY DEAN WITTER CONVERTIBLE
                                        SECURITIES TRUST

                                    By:
                                       ----------------------------------------
                                    Name:
                                       ----------------------------------------
                                    Title:
                                       ----------------------------------------
                                    DTC PARTICIPANT:
                                                    ---------------------------
Acknowledged and Agreed:

CONTINUCARE CORPORATION

By:
      ---------------------------------------------
Name:
      ---------------------------------------------
Title:
      ---------------------------------------------

                                   SCHEDULE A


HOLDER                                                        NOTES              SHARES        PURCHASE PRICE
------                                                        -----              ------        --------------

Morgan Stanley Dean Witter Convertible
   Securities Trust..............................             $487,805            756,097        $124,390.20


                                    EXHIBIT 7

                   AMENDMENT TO SECURITIES PURCHASE AGREEMENT

         This AMENDMENT TO SECURITIES PURCHASE AGREEMENT (the "Amendment"), effective as of June 30, 2001, amends that certain SECURITIES PURCHASE AGREEMENT, by and between Morgan Stanley Dean Witter Convertible Securities Trust (the "Seller") and Frost-Nevada, Limited Partnership ("Buyer"). Capitalized terms used herein and not otherwise defined shall have the meaning ascribed to such terms in the original Securities Purchase Agreement (the "Agreement").

                                    RECITALS

         1. Agreement and update certain terms of the parties' agreement in this amendment ("Amendment").

         2. The Seller owns $487,805 principal amount of Continucare Corporation's ("Continucare") Convertible Subordinated Notes due 2002 (the "Notes") (hereinafter referred to as the "Transferred Notes") and 756,097 shares of common stock of Continucare (the "Shares") (the "Shares" and together with the Transferred Notes, the "Securities").

         3. Seller has agreed to sell the Securities to Buyer and Buyer has agreed to purchase the Securities from Seller.

         4. Continucare did not pay its obligation of $350,000 for interest on the Notes that was due on April 30, 2001, and as a result of such failure (and the continuation of the failure for a 30-day period) to make the interest payment, there is an event of default under the terms of the Indenture, as amended, by and between Continucare and American Stock Transfer and Trust, as Trustee.

         NOW, THEREFORE, in consideration of the foregoing, the mutual covenants and agreements hereinafter set forth, and other good and valuable consideration, the receipt and sufficiency whereof are hereby acknowledged, the parties hereto agree as follows:

         1. The recitals set forth above are true and correct and the parties hereby confirm and incorporate the same into this Amendment.

         2. This Amendment amends, modifies and supercedes certain provisions of the Agreement. In the event of any conflict between the terms and provisions of this Amendment and of the Agreement, the terms and provisions of this Amendment shall control. Except as expressly set forth herein to the contrary, all defined terms shall have the meanings set forth in the Agreement.

         3. Section 1 of the Agreement is hereby amended and restated as follows:

                  SECTION 1. SALE AND PURCHASE OF STOCK

                  1.1 Sale and Purchase. Upon the terms and subject to the conditions of this Agreement, Seller shall sell to Buyer, and Buyer shall purchase from Seller, at the Closing (as hereinafter defined), the Securities for an aggregate cash purchase price of $124,390.20 (the "Purchase Price"). Additionally, Seller hereby transfers to Buyer any and all rights to receive accrued but unpaid interest on the Transferred Notes.

                  1.2 Closing. The Closing shall be effective as of June 30, 2001 (the "Effective Date"). The transactions contemplated by this Agreement are contingent upon the simultaneously completion of the transactions set forth in the Securities Purchase Agreement between the Buyer and Franklin funds and the Securities Purchase Agreement between the Buyer and AXP American Express funds (together, the "Other Purchase Agreements"). In the event that the transactions contemplated by either of the Other Purchase Agreements are not completed, the Securities shall be returned to the Seller and the Purchase Price shall be returned to the Buyer and this Agreement shall be null and void.

                  1.3 Deliveries. On August __, 2001 (or such other date as mutually agreed upon by the parties), (i) each Seller shall deliver to its bank/holder the Transferred Notes and the Shares with all necessary instructions to transfer the Securities to the Buyer, whether via Depository Trust Company to the DTC account specified by Buyer on
         Exhibit I or if in certificated form, along with stock powers, with medallion guaranteed signature, and any other instruments necessary for endorsing the Securities for transfer, to the bank specified by the Buyer on Exhibit II, and (ii) the Buyer shall deliver the Purchase Price via wire transfer to the accounts specified by the Sellers on
         Exhibit III. In the event that the Shares are delivered in certificated form and should the trade fail to settle on the date set forth in the first sentence to this paragraph, Northern Trust Bank shall return the physical certificates to the custodians of the Seller on the same day such trade failed to settle, and in the event that such trade fails to settle, the delivery procedures set forth in this paragraph shall be repeated for two additional business days. If the transactions contemplated by this Agreement do not settle within three business days of the date first above written, this Agreement shall be null and void.

         4. Section 2.3 (c) of the Agreement shall be amended and restated as follows:

                  (c) Each Seller represents that Buyer and Continucare have disclosed to Seller the following matters, and each Seller has had an opportunity to ask questions with respect to the following matters: (i) the Buyer is entering into agreements with certain other of the holders of the Notes on terms substantially similar to those contained herein and such transactions are being consummated contemporaneously herewith,
         (ii) Continucare has reached an agreement with certain other of the holders of the Notes that involves the restructuring of the Notes, and Seller had been offered the opportunity to restructure its Notes, but had declined to do so, and (iii) Continucare has been negotiating an agreement with the Buyer whereby subsequent to the transaction contemplated by this Agreement, the Buyer shall convert the Transferred Notes into shares of Continucare's common stock at a conversion rate of $1 per share and Continucare shall issue the Buyer a new note in the principal amount of $912,195, with such note bearing interest at 7% per annum having a maturity date of October 31, 2005 and convertible into Continucare's common stock at a conversion rate of $1 per share;

         5. Except as hereby amended, the Agreement shall remain unmodified and in full force and effect.

         6. This Amendment may be amended only with the prior written consent of each of the Sellers and Buyer.

         7. This Agreement shall be deemed to be a contract made under, and shall be construed in accordance with, the laws of the State of Florida, without giving effect to conflicts of laws principles thereof.

                                   * * * * * *

         IN WITNESS WHEREOF, the parties hereto have executed this Securities Purchase Agreement on the date first written above.

                                   BUYER:

                                   By:
                                      -----------------------------------------


                                   SELLER:

                                   MORGAN STANLEY DEAN WITTER CONVERTIBLE
                                     SECURITIES TRUST


                                   By:
                                      -----------------------------------------
                                   Name:
                                        ---------------------------------------
                                   Title:
                                         --------------------------------------
                                   DTC PARTICIPANT:
                                                   ----------------------------

Acknowledged and Agreed:

CONTINUCARE CORPORATION


By:
   ---------------------------
Name:
Title:

                                    EXHIBIT 8

                                    AGREEMENT

         THIS AGREEMENT, effective as of June 30, 2001, by and between Continucare Corporation (the "Company"), a Florida Company, and Frost-Nevada, Limited Partnership ("Frost"), a Nevada limited partnership.

                                   WITNESSETH

         WHEREAS, the Company has publicly disclosed that there can be no assurance that the Company's current source of funds will be sufficient to fund its operations and satisfy its obligations as they become due;

         WHEREAS, the Company has not been in compliance with the continued listing requirements of the American Stock Exchange (the "AMEX"), and has been meeting with the AMEX periodically on steps to be taken to improve the Company's balance sheet;

         WHEREAS, the Company did not pay its obligation of $350,000 for interest on its Convertible Subordinated Notes due 2002 (the "Notes") that was due on April 30, 2001;

         WHEREAS, as a result of the failure (and the continuation of such failure for a 30-day period) to make the interest payment, there is an event of default under the terms of the Indenture by and between the Company and American Stock Transfer and Trust, as Trustee, dated October 1997, as amended;

         WHEREAS, the Company has considered various alternatives to deal with the Company's cash flow issues and the event of default status under the Indenture, including, among other things, obtaining additional third-party financing, drawing funds under the Company's credit facility and renegotiating the Notes;

         WHEREAS, upon due consideration and discussions regarding these issues, and exploring the costs and benefits and availability (or lack thereof) of other alternatives, the Board of Director's believes that it is in the best interest of the Company and its shareholders to enter into this Agreement;

         WHEREAS, Frost is an entity controlled by Dr. Phillip Frost, a member of the Company's board of directors;

         WHEREAS, certain of the Noteholders, namely the funds of Franklin Resources, Morgan Stanley Dean Witter and IDS American Express (the "Selling Noteholders"), have agreed to enter into an agreement ("Sale Agreement") with Frost, whereby the Selling Noteholders will sell all of their respective Notes, including all rights to accrued and unpaid interest through June 30, 2001, and their respective equity interest in the Company to Frost, at a sale price of $.10 per dollar for the Notes and $.10 per share for the common stock;

         WHEREAS, in connection with the Sale Agreement, the Frost will acquire Notes in the aggregate principal amount of $6,219,511, (the "Purchased Debt") and an aggregate of 9,640,244 shares of common stock of the Company (the "Purchased Equity"), for an aggregate purchase price of $1,585,975;

         WHEREAS, in consideration of Frost's agreement to purchase and convert such Purchased Debt, which benefits the Company by, among other things, allowing the Company to decrease its debt service obligations, improve its balance sheet and be placed in a better position with respect to its negotiations with the AMEX, the Company shall enter into this Agreement.

         NOW, THEREFORE, in consideration of the foregoing, the mutual covenants and agreement set forth, and other good and valuable consideration, the receipt of which is hereby acknowledged, the parties hereto agree as follows:

         SECTION 1. CANCELLATION OF DEBT; ISSUANCE OF SHARES AND DEBT

         1.1 DESCRIPTION OF TRANSACTION. Frost agrees to cancel the Purchased Debt, which represents all of the Notes held by Frost. In exchange for the cancellation of the Purchased Debt, the Company agrees to issue to Frost (i) 6,219,511 shares of the Company's common stock and (ii) a convertible promissory note in the amount of $912,195 (the "Frost Note"), with such note (a) convertible into shares of common stock at a $1.00 conversion price, (b) bearing interest at 7% per annum, with interest payable semi-annually, and (c) having a maturity date of October 31, 2005, with all principal payable on October 31, 2005.

         1.2 CLOSING. The closing (the "Closing") of this transaction shall be effective on June 30, 2001 (the "Effective Date"). Subsequent to Frost's acquisition of the Purchased Debt and Purchased Equity, the following documents shall be delivered: (i) Frost shall tender the Purchased Debt to the Trustee for cancellation and execute any necessary instruction letters or other instrument to effectuate the cancellation of the Purchased Debt, (ii) the Company shall direct its transfer agent to deliver stock certificates representing an aggregate of 6,219,511 shares of the Company's Common Stock to Frost, and (iii) the Company shall deliver the Frost Note.

         SECTION 2. REPRESENTATIONS AND WARRANTIES OF THE COMPANY

         The Company hereby represents and warrants to Frost the following:

         2.1 AUTHORIZATION AND NON-CONTRAVENTION. This Agreement is a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be limited by bankruptcy laws and general principles of equity. The execution, delivery and performance of this Agreement and the issuance of the Shares, have been duly authorized by all necessary action of the Company.

         SECTION 3. REPRESENTATIONS AND WARRANTIES OF FROST

         Frost hereby represents and warrants to the Company the following:

         3.1 AUTHORIZATION AND NON-CONTRAVENTION. This Agreement is a valid and binding obligation of Frost, enforceable against Frost in accordance with its terms, except as such enforceability may be limited by bankruptcy laws and general principles of equity.

         3.2 INVESTMENT REPRESENTATIONS.

             (a) Frost is acquiring the Shares for its own account, for investment. Frost has had access to all information Frost deemed material with respect to an acquisition of the Shares.

             (b) Frost understands and acknowledges that the Shares have not been registered under the Securities Act, or the securities laws of any state or foreign jurisdiction and, unless so registered, may not be offered, sold, transferred, or otherwise disposed of except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and any applicable securities laws of any state or foreign jurisdiction.

             (c) Frost understands that the Securities purchased pursuant to this Agreement will be in unregistered form only and that any certificates delivered to it in respect of the Securities will bear a legend substantially to the following effect:

         THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES LAW, AND SUCH SECURITIES MAY NOT BE OFFERED, SOLD, TRANSFERRED, PLEDGED, HYPOTHECATED, OR OTHERWISE DISPOSED OF EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR PURSUANT TO AN EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS.

         SECTION 4. GENERAL

         4.1 AMENDMENTS, WAIVERS AND CONSENTS. No failure or delay on the part of any party hereto in exercising any right, power or remedy hereunder shall operate as a waiver thereof. The remedies provided for herein are cumulative and are not exclusive of any remedies that may be available to any party hereto at law or in equity or otherwise. This Agreement may be amended only with the prior written consent of the Company and Frost.

         4.2 GOVERNING LAW. This Agreement shall be deemed to be a contract made under, and shall be construed in accordance with, the laws of the State of Florida, without giving effect to conflicts of laws principles thereof.

         4.3 SECTION HEADINGS. The descriptive headings in this Agreement have been inserted for convenience only and shall not be deemed to limit or otherwise affect the construction of any provision thereof or hereof.

         4.4 COUNTERPARTS. This Agreement may be executed simultaneously in any number of counterparts, each of which when so executed and delivered shall be taken to be an original; but such counterparts shall together constitute but one and the same document.

         4.5 NOTICES AND DEMANDS. Any notice or demand which is required or provided to be given under this Agreement shall be deemed to have been sufficiently given and received for all purposes when received and may be delivered by hand, telecopy, telex or other method of facsimile, certified or registered mail, postage and charges prepaid, return receipt requested, or by overnight delivery.

         4.6 SEVERABILITY. Each provision of this Agreement shall be interpreted in such a manner as to be effective and valid under applicable law, but if any provision of this Agreement shall be deemed prohibited or invalid under such applicable law, such provision shall be ineffective only to the extent of such prohibition or invalidity, and such prohibition or invalidity shall not invalidate the remainder of such provision or the other provisions of this Agreement.

         4.7 INTEGRATION. This Agreement, including the exhibits, documents and instruments referred to herein or therein, constitutes the entire agreement, and supersedes all other prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, including, without limitation, the letter of intent between the parties hereto in respect of the transactions contemplated herein.

                                   * * * * * *

         IN WITNESS WHEREOF, the parties hereto have executed this Agreement effective on the date first written above.

                                    FROST NEVADA LIMITED PARTNERSHIP:

                                    By:
                                       ----------------------------------------


                                    CONTINUCARE CORPORATION

                                    By:
                                       ----------------------------------------
                                               SPENCER J. ANGEL, President

                                    EXHIBIT 9

NEITHER THIS NOTE, NOR THE SECURITIES ISSUABLE UPON CONVERSION HEREOF, HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT OF 1933 AND THIS NOTE HAS BEEN, AND THE SECURITIES ISSUABLE UPON CONVERSION HEREOF, WILL BE, ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR FOR RESALE IN CONNECTION WITH, ANY DISTRIBUTION THEREOF. NO SUCH SALE OR OTHER DISPOSITION MAY BE MADE WITHOUT AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 RELATED THERETO OR AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE COMPANY (AS THAT TERM IS DEFINED BELOW) AND ITS COUNSEL, THAT SAID REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT OF 1933.

                             CONTINUCARE CORPORATION
                           CONVERTIBLE PROMISSORY NOTE

$912,195                                                     NEW YORK, NEW YORK

                                                                  JUNE 30, 2001

         1. PRINCIPAL AND INTEREST. Continucare Corporation (the "Company"), a Florida corporation, for value received, hereby promises to pay to the order of Frost Nevada Limited Partnership (the "Holder") in lawful money of the United States, the principal amount of Nine Hundred Twelve Thousand One Hundred Ninety Five Dollars ($912,195) (the "Principal Amount"), together with simple interest at the rate of Seven Percent (7%) per annum. Payments shall be made by wire transfer to an account designated by the Holder. If a Payment Date is not a Business Day (as hereinafter defined), payment will be made on the next Business Day and interest shall accrue for the intervening period. Accrued interest shall be payable in cash semi-annually in arrears on each December 31 and June 30, commencing December 31, 2001, and upon maturity; however, if the indebtedness subject to this Note is converted as set forth in Section 2, then accrued interest shall be converted as in accordance with Section 2. Additionally, notwithstanding any provision of this Note, it is the intent and agreement of the Holder that in the event any interest specified herein is found to violate any applicable law or regulation, that this Note shall be construed or deemed amended so that the interest is reduced to the extent necessary to comply with such applicable law or regulation.

         As used in this Note, "Business Day" shall mean any day other than a day on which commercial banks in Miami, Florida are authorized or required by law to close.

         Principal and any accrued interest on this Note is due and payable, if not earlier converted pursuant to Section 2 hereof, any time on or after October 31, 2005 (the "Maturity Date"), upon demand by the Holder to the Company. Unless this Note is converted in accordance with Section 2 hereof, payment of principal and interest shall be made in lawful money of the United States to the Holder of this Note via wire transfer to any account designated by the Holder, at the option of the Holder, at such other place in the United States as the Holder shall have designated to the Company in writing.

         This Note shall not be prepaid by the Company, in whole or in part, without the consent of the Holder.

         2. CONVERSION.

             (a) VOLUNTARY CONVERSION. All, but not less than all, of the principal and accrued interest of this Note may, at the written election of the Holder, convert into shares of the Company's common stock (the "Common Stock") at a conversion price of One Dollar ($1.00) per share (the "Conversion Price").

         If, at any time after the date hereof, there occurs, with respect to the Common Stock, a reclassification, stock split, stock dividend, spin-off or distribution, share combination or other similar change affecting the Common Stock as a whole and all holders thereof, or if the Company shall consolidate with, or merge with or into, any other entity, sell or transfer all or substantially all its assets or engage in any reorganization, reclassification or recapitalization which is effected in such a manner that the holders of Common Stock are entitled to receive stock, securities, cash or other assets with respect to or in exchange for Common Stock (each, an "Adjustment Event"), the Conversion Price and the kind and amount of stock, securities, cash or other assets issuable upon conversion of this Note in effect at the time of the record date for such dividend or distribution or of the effective date of such share combination, split, consolidation, merger, sale, transfer, reorganization, reclassification or recapitalization shall be appropriately adjusted so that the conversion of the Note after such time shall entitle the Holder to receive the aggregate number of shares of Common Stock or securities, cash and other assets which, if this Note hade been converted immediately prior to such time, the Holder would have owned upon such conversion and been entitled to receive by virtue of such Adjustment Event.

         The Company shall reserve and shall at all times have reserved out of its authorized but unissued shares of Common Stock sufficient shares of common Stock to permit the conversion of the unpaid principal amount and accrued interest as provided for herein. The Company shall list such shares on any national securities exchange on which the Common Stock is then listed. If the Holder converts this Note, the Company shall pay any documentary, stamp or similar issue or transfer tax due on such conversion, except that the Holder shall pay any such tax due because the shares are issued in the name other than the Holder.

             (b) MECHANICS OF CONVERSION. The conversion right may be exercised by the Holder by the surrender at the principal office of the Company of this Note (or of any replacement Note issued hereunder) with a written notice of election to convert. Conversion shall be deemed to have been effected on the date when such delivery of the conversion notice is actually made or, if earlier, at the expiration of three (3) calendar days after being sent to the Company by the Holder by registered or certified mail, return receipt requested, with postage thereon fully prepaid. As promptly as practicable thereafter, the Company shall issue and deliver to or upon the written order of the Holder a certificate or certificates for the number of full shares of Common Stock as may be determined in accordance with the above provisions to which the Holder is entitled and a check or cash with respect to any fractional interest in a share of such capital stock. In lieu of any fractional shares of capital stock to which the Holder would otherwise be entitled, the Company shall pay cash equal to the product of such fraction multiplied by the fair market value of one share of Common Stock, as determined in good faith by the Board of Directors of the Company. The person in whose name the certificate or certificates for such Common Stock are to be issued shall be deemed to have become a shareholder of record on the next succeeding after the date of conversion on which the transfer books are open. The Company covenants that all shares which may be issued upon conversion hereof will, upon issuance, be fully paid and non-assessable and free from all taxes, liens and charges caused or created by the Company with respect to the issue thereof.

         3. NOTICES. Any notice, other communication or payment required or permitted hereunder shall be in writing and shall be deemed to have been given upon delivery if personally delivered or upon deposit if deposited in the United

States mail for mailing by certified mail, postage prepaid, or sent via Federal Express or similar overnight courier service, or sent by facsimile or other electronic medium, with confirmation, at their addresses as follows:

         If to the Holder:      Frost Nevada Limited Partnership
                                3500 Lakeside Court
                                Suite 200 Reno, NV 89509
                                Facsimile: 775-827-2185

         with a copy to:        David Moskowitz
                                1890 Rose Cottage Lane
                                Malvern, PA 19355

         If to Company:         Continucare Corporation
                                80 S.W. 8th Street, Suite 2350
                                Miami, Florida 33130
                                Facsimile: 305-579-1400
                                Attention:  Spencer J. Angel, President and
                                Chief Executive Officer

Each of the above addressees may change its address for purposes of this paragraph by giving to the other addressee notice of such new address in conformance with this paragraph.

         4. EVENTS OF DEFAULT. Upon the occurrence of any of the following events (herein called "Events of Default"):

                           (i) (a) The Company shall commence, or consent to the entry of an order for relief in, any proceeding or other action relating to it in bankruptcy or seek reorganization, arrangement, readjustment of its debts, receivership, dissolution, liquidation, winding-up, composition or any other relief under any bankruptcy law, or under any other insolvency, reorganization, liquidation, dissolution, arrangement, composition, readjustment of debt or any other similar act or law, of any jurisdiction, domestic or foreign, now or hereafter existing; or (b) the Company shall admit the material allegations of any petition or pleading in connection with any such proceeding; or (c) the Company shall apply for, or consent or acquiesce to, the appointment of a receiver, conservator, trustee or similar officer for it or for all or a substantial part of its property; or (d) the Company shall make a general assignment for the benefit of creditors;

                           (ii) (a) The commencement of any proceedings or the taking of any other action against the Company in bankruptcy or seeking reorganization, arrangement, readjustment of its debts, liquidation, dissolution, arrangement, composition, or any other relief under any bankruptcy law or any other similar act or law of any jurisdiction, domestic or foreign, now or hereafter existing and the continuance of any of such events for sixty (60) days undismissed, unbonded or undischarged; or (b) the appointment of a receiver, conservator, trustee or similar officer for the Company for any of its property and the continuance of any of such events for sixty (60) days undismissed, unbonded or undischarged; or (c) the issuance of a warrant of attachment, execution or similar process against any of the property of the Company and the continuance of such event for sixty (60) days undismissed, unbonded and undischarged;

                           (iii) The Company defaults under any loan, extension of credit or security agreement and, as a result of such default the holder of the Debt Obligation exercises the holder's right to call the debt obligation in default and accelerate payment due thereunder with respect to borrowed money (a "Debt Obligation") that would materially affect any of the Company's property or the Company's ability to repay this Note or perform the obligations under this Note, with the exception of the currently outstanding indebtedness with Humana Medical Plans, Inc. in the amount of approximately $4,000,000.

                           (iv) Any judgment or judgments against the Company involving liability or any attachment, levy or execution against any of its properties for any amount in excess of $150,000 in the aggregate shall remain unpaid, or shall not be released, discharged, dismissed, stayed or fully bonded for a period of sixty (60) days or more after its entry, issue or levy; or

                           (v) The Company fails or refuses to make any payment of interest or principal with respect to this Note when such payment becomes due and payable in accordance with the terms hereof and such default continues for a period of ten (10) days after receipt by the Company of a written notice of such default from the Holder;

then, and in any such event, the Holder, at its option and with written notice to the Company, may declare the entire principal amount of this Note then outstanding together with accrued unpaid interest thereon immediately due and payable, and the same shall forthwith become immediately due and payable without presentment, demand, protest, or other notice of any kind, all of which are expressly waived. The Events of Default listed herein are solely for the purpose of protecting the interests of the Holder of this Note. If the Note is not paid in full upon acceleration, as required above, interest shall accrue on the outstanding principal of and interest on this Note from the date of the Event of Default up to and including the date of payment at a rate equal to the lesser of fifteen percent (15%) per annum or the maximum interest rate permitted by applicable law.

         Upon the occurrence of a default under this Note (whether or not it has become an Event of Default), the Company agrees to pay the costs, expenses, attorneys', and other fees paid or incurred by the Holder, or adjudged by a court, including: (i) costs of suit and such amount as the court adjudges for the fees of an attorney in an action to enforce this Note in whole or in part; and (ii) reasonable costs of collection, costs and expenses of, and attorneys' fees incurred or paid towards, the collection, enforcement, or sale of this Note in whole or in part, or of any security for it.

         5. CHANGE OF CONTROL.

             (a) In the event that a Change of Control (as hereinafter defined) (the date of such occurrence being the "Change of Control Date") occurs, the Holder shall have the right, at the Holder's option, to require the Company to purchase this Note for a cash purchase price equal to the unpaid principal amount of this Note and accrued interest thereon (the "Change of Control Amount") on the Change of Control Payment Date (as hereinafter defined).

             (b) Within 10 Business Days following the Change of Control Date, the Company shall send a notice to the Holder that a Change of Control has occurred.

             (c) No earlier than 10 Business Days nor later than 20 Business Days from the date of the notice of the Change of Control Date, other than as may be required by law (the "Change of Control Payment Date"), the Holder shall send, by first-class mail, postage prepaid, a notice to the Company requesting purchase of the Note, together with this Note, properly endorsed for transfer.

             (d) In the event that the Holder elects not to tender this Note, this Note will continue to accrue interest.

             (e) The Company will comply with any tender offer rules under the Exchange Act which then may be applicable in connection with the repurchase of this Note as a result of a Change of Control. If the provisions of any securities laws or regulations conflict with provisions of this Note, in reliance on an opinion of counsel, the Company may comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligation under this Note by virtue thereof.

             (f) On the Change of Control Payment Date, the Company shall (A) accept for payment this Note validly tendered pursuant to the terms set forth herein, (B) pay the Holder the Change of Control Amount therefor in cash as provided above and (C) cancel the Note. Unless the Company defaults in the payment for the Note tendered, interest will cease to accrue with respect to the Note tendered and all rights of holders of such tendered Note will terminate, except for the right to receive payment therefor on the Change of Control Payment Date.

             (g) For the avoidance of doubt, nothing in this "Change of Control" section shall restrict the right of the Holder, in connection with a Change of Control, to convert and to receive the kind and amount of consideration payable to holders of Common Stock in respect of the Common Stock into which the Notes may be converted.

             (h) As used in this "Change of Control" section, "Change of Control" means:

                  (i) any Person (including any syndicate or group deemed to be a "Person" under Section 13(d)(30 of the Exchange Act), other than the Company, any Subsidiary of the Company or any current or future employee or director benefit plan of the Company or any Subsidiary of the Company or any entity holding capital stock of the Company for or pursuant to the terms of such plan, or an underwriter engaged in a firm commitment underwriting in connection with a public offering of capital stock of the Company, is or becomes the beneficial owner, directly or indirectly, through a purchase, merger or other acquisition transaction or series of transactions of shares of Common Stock of the Company entitling such Person to exercise 50% or more of the total voting power of all shares of Common Stock of the Company entitled to vote generally in the election of directors;

                  (ii) the Company sells or transfers all or substantially all of the assets of the Company to another Person;

                  (iii) there occurs any consolidation of the Company with, or merger of the Company into, any other Person, any merger of another Person into the Company (other than a merger (a) which does not result in any reclassification, conversion, exchange or cancellation of outstanding shares of Common Stock, (b) which is effected solely to change the jurisdiction of incorporation of the Company and results in a reclassification, conversion or exchange of outstanding shares of Common Stock solely into shares of Common Stock, or (c) a transaction in which the shareholders of the Company immediately prior to such transaction owned, directly or indirectly, immediately following such transaction, at least a majority of the combined voting power of the outstanding voting stock of the Company resulting from the transaction, such stock to be owned by such shareholders in substantially the same proportion as their ownership of the voting stock of the Company immediately prior to such transaction);

                  (iv) a change in the Board of Directors of the Company in which the individuals who constituted the Board of Directors of the Company at the beginning of the 24-month period immediately preceding such change (together with any other director whose election by the Board of Directors of the Company or whose nomination for election by the shareholders of the Company was approved by a vote of at least a majority of the directors then in office either who were directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the directors then in office; or

                  (v) the Common Stock of the Company is the subject of a "Rule 13e-3 transaction" as defined under the Exchange Act of 1934, as amended.

Notwithstanding the foregoing, in no event shall a Change of Control be deemed to have occurred as a result of a transaction involving the Holder, Dr. Phillip Frost, or a related entity.

         6. SUBORDINATION. The indebtedness evidenced by this Note, including payment of principal, interest and all other monetary claims, including such monetary claims as may result from rights of repurchase, is hereby expressly subordinated, to the extent and in the manner hereinafter set forth, in right of payment to the prior payment in full of all the Company's Senior Indebtedness (as hereinafter defined), whether outstanding as of the date hereof or thereafter incurred.

             (a) As used herein, the term "Senior Indebtedness" means, with respect to the Company, any of the following (without duplication): (i)(A) any liability or obligation of the Company for borrowed money (including, without limitation, principal of and premium, if any, interest, fees, penalties, expenses, collection expenses, and other obligations in respect thereof, and, to the extent permitted by applicable law, interest accruing after the filing of a petition initiating any proceeding under the bankruptcy law (Title 11, U.S. Code, or any similar federal or state law for the relief of debtors) whether or not allowed as a claim in such proceeding), whether or not evidenced by bonds, debentures, notes or other written instruments, and any other liability or obligation evidenced by notes, bonds, debentures or similar instruments whether or not contingent, (B) any deferred payment obligation of the Company for the payment of the purchase price of property or assets evidenced by a note or similar instrument (excluding any obligation for trade payables or constituting the deferred purchase price of property or assets which is not evidenced by a note or similar instrument and which is unsecured), (C) any capital lease obligations (which shall mean, at the time any determination thereof is to be made, any obligation of such person for the payment of rent or other amounts under a lease of property or assets which obligation is required to be classified and accounted for as a capitalized lease on the balance sheet of such person under generally accepted accounting principles) of the Company, (D) all obligations of the Company under interest rate and currency swaps, floors, caps, or similar arrangements intended to fix interest rate obligations or currency fluctuation risks, (E) all obligations of the Company evidenced by a letter of credit or any reimbursement obligation of the Company in respect of a letter of credit, (F) all obligations of others secured by a lien to which any of the properties or assets of the Company are subject (including, without limitation, leasehold interests and any intangible property rights), whether or not the obligations secured thereby have been assumed by the Company or shall otherwise be the Company's legal obligation and, with respect to any of the foregoing items described in clauses (A) through (F) above, whether outstanding on the date of execution of this Note or hereafter created, incurred or assumed and (G) all obligations of others of the kinds described in the preceding clauses (A),
(B), (C), (D) or (E) assumed by or guaranteed by the Company and the obligations of the Company under guarantees of any such obligations; and (ii) any amendments, renewals, extensions, deferrals, modifications, refinancing and refunding of any of the foregoing. "Senior Indebtedness" shall not include: (i) indebtedness that by the terms of the instrument or instruments by which such indebtedness was created or incurred expressly provides that it (A) is junior in right of payment to the Note or (B) ranks pari passu in right of payment with the Note, (ii) any repurchase, redemption or other obligation in respect of Disqualified Capital Stock (which shall mean, any capital stock of such person, by its terms (or by the terms of any security into which it is convertible or for which it is exercisable, redeemable or exchangeable), matures, or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof, in whole or in part on or prior to the maturity of this Note), (iii) any indebtedness of the Company to any subsidiary of the Company or to any affiliate of the Company, (iv) any indebtedness incurred in connection with the purchase of goods, assets, materials or services in the ordinary course of business or representing amounts recorded as accounts payable, trade payables (which are unsecured) or other current liabilities (other than for borrowed money) or deferred revenue and deposits of the Company on the books of the Company (other than the current portion of any long-term indebtedness of the Company that, but for this clause
(iv), would constitute Senior Indebtedness), (v) any indebtedness of or amount owed by the Company to employees for services rendered to the Company or in connection with the severance of employment, (vi) any liability for Federal, state, local or other taxes owing or owed by the Company or (vii) obligations in respect of this Note.

             (b) Upon any payment or distribution of assets to creditors upon any liquidation, dissolution, winding up, reorganization, assignment for the benefit of creditors, marshaling of assets or any bankruptcy, insolvency or similar proceedings of the Company: (i) holders of all Senior Indebtedness then outstanding shall be entitled to receive payment in full in cash of all amounts owing with respect to all Senior Indebtedness before the Holder shall be entitled to receive any payment on or with respect to this Note; and (ii) until all Senior Indebtedness is paid in full in cash, any distribution to which the Holder would be entitled but for this Section 6 shall be made to holders of Senior Indebtedness as their interests may appear, except that the Holder may receive any securities provided for by a plan of reorganization or readjustment authorized by a court of competent jurisdiction in a reorganization proceeding in which the rights of holders of Senior Indebtedness are not altered without the consent of such holders, which consent is deemed to have been given if such holders, individually or as a class, approve such plan.

         The consolidation of the Company with, or the merger of the Company into, another person or the liquidation or dissolution of the Company following the conveyance or transfer of the properties and assets of the Company substantially as an entirety to another person upon the terms and conditions set forth in Section 5 shall not be deemed a liquidation, dissolution, winding up, reorganization, insolvency, receivership or similar proceeding of the Company for the purposes of this Section 6.

             (c) Unless Section 6(b) shall be applicable, upon the occurrence of any default in the payment of any obligation on or with respect to any Senior Indebtedness, whether with respect to scheduled payments or amounts due upon acceleration (a "Payment Default"), then no payment or distribution of any assets of the Company of any kind or character shall be made by the Company on account of principal or interest on this Note or on account of the purchase of this Note or any of the obligations of the Company under the Note unless and until such Payment Default shall have been cured or waived or shall have ceased to exist or such Senior Indebtedness shall have been discharged or paid in full, immediately after which the Company shall resume making any and all required payments, including missed payments, in respect of its obligations under the Note.

             (d) In the event that any payment or distribution of assets of the Company of any kind or character not permitted by Sections 6(b) or 6(c), whether in cash, property or securities, shall be received by the Holders of this Note before all Senior Indebtedness is paid in full in cash, such payment or distribution shall be received and held in trust for the benefit of the holders of Senior Indebtedness and shall forthwith be paid over or delivered by the Holder of this Note back to the Company for Distribution to the holders of Senior Indebtedness (pro rata to each such holder on the basis of the respective amounts of Senior Indebtedness held by such holder).

             (e) Without notice to or the consent of the Holder, the holders of Senior Indebtedness may at any time and from time to time, without impairing or releasing the subordination herein made, change the manner, place or terms of payments, or change or extend the time of payment of or renew or alter the Senior Indebtedness, or amend or supplement in any manner any instrument evidencing the Senior Indebtedness, any agreement pursuant to which the Senior

Indebtedness was issued or incurred or any instrument securing or relating to the Senior Indebtedness; release any person liable in any manner for the payment or collection of the Senior Indebtedness; exercise or refrain from exercising any rights in respect of the Senior Indebtedness against the Company or any other person; apply any moneys or other property paid by any person or released in any manner to the Senior Indebtedness; or accept or release any security for the Senior Indebtedness.

             (f) After all Senior Indebtedness is paid in full and until this
Note is paid in full, the Holder shall be subrogated to the rights of holders of Senior Indebtedness to receive distributions applicable to Senior Indebtedness to the extent that distributions otherwise payable to the Holder has been applied to the payment of Senior Indebtedness. A distribution made or payment over made under this Section 6 to holders of Senior Indebtedness which otherwise would have been made to the Holder is not, as between the Company, its creditors other than the holders of Senior Indebtedness and the Holder, a payment or distribution by the Company on or on account of Senior Indebtedness, it being understood that the provisions of this Section 6 are, and are intended, solely for the purpose of defining the relative rights of the Holder, on the one hand, and the holders of Senior Indebtedness, on the other hand.

             (g) Nothing contained in this Note, is intended to or shall alter or impair, as between the Company, its creditors other than the holders of Senior Indebtedness, and the Holder, the obligation of the Company, which is absolute and unconditional, to pay to the Holder the principal of and interest on this Note as herein prescribed, or to affect the relative rights of the Holder and creditors of the Company other than the holders of Senior Indebtedness, nor shall anything herein or therein prevent the Holder from exercising all remedies otherwise permitted by applicable law upon default under this Note, subject to the right, if any, under this Section 6 of the holders of the Senior Indebtedness in respect of cash, property or securities of the Company received upon the exercise of any such remedy.

             (h) The Holder acknowledges and agrees that the foregoing subordination provisions are, and are intended to be, an inducement and a consideration to each holder of any Senior Indebtedness (by its original terms or amendment thereof), whether such Senior Indebtedness was created or acquired before or after the issuance of this Note, to acquire and hold, or to continue to hold, such Senior Indebtedness, and such holder of Senior Indebtedness shall be deemed conclusively to have relied on such subordination provisions in acquiring and continuing to hold, or in holding, such Senior Indebtedness. The subordination provisions in this Section 6 may be enforced directly by the holders of Senior Indebtedness.

             (i) No present or future holder of Senior Indebtedness shall be prejudiced in his right to enforce subordination of the indebtedness evidenced by this Note by any act or failure to act in good faith by any such holder or by noncompliance by the Company with the terms and provisions and covenants herein regardless of any knowledge thereof any such holder may have or otherwise be charged with.

             (j) Notwithstanding the foregoing, unless otherwise agreed to by the Holder, this Note shall be deemed pari passu with all current and future convertible subordinated notes of the Company.

         7. TREATMENT OF NOTE. To the extent permitted by generally accepted accounting principles, the Company will treat, account and report the Note as debt and not equity for accounting purposes and with respect to any returns filed with federal, state or local tax authorities.

         8. NO SHAREHOLDER RIGHTS. Nothing contained in this Note shall be construed as conferring upon the Holder or any other person the right to vote or to consent or to receive notice as a shareholder in respect of meetings of shareholders for the election of directors of the Company or any other matters or any rights whatsoever as a shareholder of the Company; and no dividends or interest shall be payable or accrued in respect of the Common Stock that may be issuable upon conversion of this Note until, and only to the extent that, this Note shall have been converted.

         9. GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the laws of the State of Florida, excluding that body of law relating to conflict of laws.

         10. ASSIGNABILITY. This Note may be assigned by the Holder to any affiliate (which shall have the meaning set forth in Rule 501(b) under the Securities Act of 1933, as amended) of the Holder from time to time without consent of the Company, but not otherwise, and in the event of such assignment, the obligations of the Company shall inure to the benefit of all such permitted assigns.

         11. WAIVERS. Company hereby waives presentment, demand for performance, notice of non-performance, protest, notice of protest and notice of dishonor. No delay on the part of the Holder in exercising any right hereunder shall operate as a waiver of such right or any other right. This Note is being delivered in and shall be construed in accordance with the laws of the State of Florida, without regard to the conflicts of laws provisions thereof.

                                    CONTINUCARE CORPORATION

                                    By:
                                       ----------------------------------------
                                        Spencer J. Angel, President and
                                        Chief Executive Officer

                                   EXHIBIT 10

NEITHER THIS NOTE, NOR THE SECURITIES ISSUABLE UPON CONVERSION HEREOF, HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT OF 1933 AND THIS NOTE HAS BEEN, AND THE SECURITIES ISSUABLE UPON CONVERSION HEREOF, WILL BE, ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR FOR RESALE IN CONNECTION WITH, ANY DISTRIBUTION THEREOF. NO SUCH SALE OR OTHER DISPOSITION MAY BE MADE WITHOUT AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 RELATED THERETO OR AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE COMPANY (AS THAT TERM IS DEFINED BELOW) AND ITS COUNSEL, THAT SAID REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT OF 1933.

CONTINUCARE CORPORATION
CONVERTIBLE PROMISSORY NOTE

$797,162                                                    NEW YORK, NEW YORK

                                                                 JULY 31, 2001

         1. PRINCIPAL AND INTEREST. Continucare Corporation (the "Company"), a Florida corporation, for value received, hereby promises to pay to the order of Frost Nevada Limited Partnership (the "Holder") in lawful money of the United States, the principal amount of Seven Hundred Ninety Seven Thousand One Hundred Sixty Two dollars ($797,162) (the "Principal Amount"), together with simple interest at the rate of Seven Percent (7%) per annum. Payments shall be made by wire transfer to an account designated by the Holder. If a Payment Date is not a Business Day (as hereinafter defined), payment will be made on the next Business Day and interest shall accrue for the intervening period. Accrued interest shall be payable in cash semi-annually in arrears on each December 31 and June 30, commencing December 31, 2001, and upon maturity; however, if the indebtedness subject to this Note is converted as set forth in Section 2, then accrued interest shall be converted as in accordance with Section 2. Additionally, notwithstanding any provision of this Note, it is the intent and agreement of the Holder that in the event any interest specified herein is found to violate any applicable law or regulation, that this Note shall be construed or deemed amended so that the interest is reduced to the extent necessary to comply with such applicable law or regulation.

         As used in this Note, "Business Day" shall mean any day other than a day on which commercial banks in Miami, Florida are authorized or required by law to close.

         Principal and any accrued interest on this Note is due and payable, if not earlier converted pursuant to Section 2 hereof, any time on or after October 31, 2005 (the "Maturity Date"), upon demand by the Holder to the Company. Unless this Note is converted in accordance with Section 2 hereof, payment of principal and interest shall be made in lawful money of the United States to the Holder of this Note via wire transfer to any account designated by the Holder, at the option of the Holder, at such other place in the United States as the Holder shall have designated to the Company in writing.

         This Note shall not be prepaid by the Company, in whole or in part, without the consent of the Holder.

         2. CONVERSION.

         (a) VOLUNTARY CONVERSION. All, but not less than all, of the principal and accrued interest of this Note may, at the written election of the Holder, convert into shares of the Company's common stock (the "Common Stock") at a conversion price of One Dollar ($1.00) per share (the "Conversion Price").

         If, at any time after the date hereof, there occurs, with respect to the Common Stock, a reclassification, stock split, stock dividend, spin-off or distribution, share combination or other similar change affecting the Common Stock as a whole and all holders thereof, or if the Company shall consolidate with, or merge with or into, any other entity, sell or transfer all or substantially all its assets or engage in any reorganization, reclassification or recapitalization which is effected in such a manner that the holders of Common Stock are entitled to receive stock, securities, cash or other assets with respect to or in exchange for Common Stock (each, an "Adjustment Event"), the Conversion Price and the kind and amount of stock, securities, cash or other assets issuable upon conversion of this Note in effect at the time of the record date for such dividend or distribution or of the effective date of such share combination, split, consolidation, merger, sale, transfer, reorganization, reclassification or recapitalization shall be appropriately adjusted so that the conversion of the Note after such time shall entitle the Holder to receive the aggregate number of shares of Common Stock or securities, cash and other assets which, if this Note hade been converted immediately prior to such time, the Holder would have owned upon such conversion and been entitled to receive by virtue of such Adjustment Event.

         The Company shall reserve and shall at all times have reserved out of its authorized but unissued shares of Common Stock sufficient shares of common Stock to permit the conversion of the unpaid principal amount and accrued interest as provided for herein. The Company shall list such shares on any national securities exchange on which the Common Stock is then listed. If the Holder converts this Note, the Company shall pay any documentary, stamp or similar issue or transfer tax due on such conversion, except that the Holder shall pay any such tax due because the shares are issued in the name other than the Holder.

         (b) MECHANICS OF CONVERSION. The conversion right may be exercised by the Holder by the surrender at the principal office of the Company of this Note (or of any replacement Note issued hereunder) with a written notice of election to convert. Conversion shall be deemed to have been effected on the date when such delivery of the conversion notice is actually made or, if earlier, at the expiration of three (3) calendar days after being sent to the Company by the Holder by registered or certified mail, return receipt requested, with postage thereon fully prepaid. As promptly as practicable thereafter, the Company shall issue and deliver to or upon the written order of the Holder a certificate or certificates for the number of full shares of Common Stock as may be determined in accordance with the above provisions to which the Holder is entitled and a check or cash with respect to any fractional interest in a share of such capital stock. In lieu of any fractional shares of capital stock to which the Holder would otherwise be entitled, the Company shall pay cash equal to the product of such fraction multiplied by the fair market value of one share of Common Stock, as determined in good faith by the Board of Directors of the Company. The person in whose name the certificate or certificates for such Common Stock are to be issued shall be deemed to have become a shareholder of record on the next succeeding after the date of conversion on which the transfer books are open. The Company covenants that all shares which may be issued upon conversion hereof will, upon issuance, be fully paid and non-assessable and free from all taxes, liens and charges caused or created by the Company with respect to the issue thereof.

         3. NOTICES. Any notice, other communication or payment required or permitted hereunder shall be in writing and shall be deemed to have been given upon delivery if personally delivered or upon deposit if deposited in the United States mail for mailing by certified mail, postage prepaid, or sent via Federal Express or similar overnight courier service, or sent by facsimile or other electronic medium, with confirmation, at their addresses as follows:

        If to the Holder:         Frost Nevada Limited Partnership
                                  3500 Lakeside Court
                                  Suite 200
                                  Reno, Nevada 89509
                                  Facsimile: 775-827-2185

        With a copy to:           David Moskowitz
                                  1890 Rose Cottage Lane
                                  Malvern, Pennsylvania 19355

        If to Company:            Continucare Corporation
                                  80 S.W. 8th Street, Suite 2350
                                  Miami, Florida 33130
                                  Facsimile: 305-579-1400
                                  Attention:  Spencer J. Angel, President and
                                  Chief Executive Officer

Each of the above addressees may change its address for purposes of this paragraph by giving to the other addressee notice of such new address in conformance with this paragraph.

         4. EVENTS OF DEFAULT. Upon the occurrence of any of the following events (herein called "Events of Default"):

                  (i) (a) The Company shall commence, or consent to the entry of an order for relief in, any proceeding or other action relating to it in bankruptcy or seek reorganization, arrangement, readjustment of its debts, receivership, dissolution, liquidation, winding-up, composition or any other relief under any bankruptcy law, or under any other insolvency, reorganization, liquidation, dissolution, arrangement, composition, readjustment of debt or any other similar act or law, of any jurisdiction, domestic or foreign, now or hereafter existing; or (b) the Company shall admit the material allegations of any petition or pleading in connection with any such proceeding; or (c) the Company shall apply for, or consent or acquiesce to, the appointment of a receiver, conservator, trustee or similar officer for it or for all or a substantial part of its property; or (d) the Company shall make a general assignment for the benefit of creditors;

                  (ii) (a) The commencement of any proceedings or the taking of any other action against the Company in bankruptcy or seeking reorganization, arrangement, readjustment of its debts, liquidation, dissolution, arrangement, composition, or any other relief under any bankruptcy law or any other similar act or law of any jurisdiction, domestic or foreign, now or hereafter existing and the continuance of any of such events for sixty (60) days undismissed, unbonded or undischarged; or (b) the appointment of a receiver, conservator, trustee or similar officer for the Company for any of its property and the continuance of any of such events for sixty (60) days undismissed, unbonded or undischarged; or (c) the issuance of a warrant of attachment, execution or similar process against any of the property of the Company and the continuance of such event for sixty (60) days undismissed, unbonded and undischarged;

                  (iii) The Company defaults under any loan, extension of credit or security agreement and, as a result of such default the holder of the Debt Obligation exercises the holder's right to call the debt obligation in default and accelerate payment due thereunder with respect to borrowed money (a "Debt Obligation") that would materially affect any of the Company's property or the Company's ability to repay this Note or perform the obligations under this Note, with the exception of the currently outstanding indebtedness with Humana Medical Plans, Inc. in the amount of approximately $4,000,000.

                  (iv) Any judgment or judgments against the Company involving liability or any attachment, levy or execution against any of its properties for any amount in excess of $150,000 in the aggregate shall remain unpaid, or shall not be released, discharged, dismissed, stayed or fully bonded for a period of sixty (60) days or more after its entry, issue or levy; or

                  (v) The Company fails or refuses to make any payment of interest or principal with respect to this Note when such payment becomes due and payable in accordance with the terms hereof and such default continues for a period of ten (10) days after receipt by the Company of a written notice of such default from the Holder;

then, and in any such event, the Holder, at its option and with written notice to the Company, may declare the entire principal amount of this Note then outstanding together with accrued unpaid interest thereon immediately due and payable, and the same shall forthwith become immediately due and payable without presentment, demand, protest, or other notice of any kind, all of which are expressly waived. The Events of Default listed herein are solely for the purpose of protecting the interests of the Holder of this Note. If the Note is not paid in full upon acceleration, as required above, interest shall accrue on the outstanding principal of and interest on this Note from the date of the Event of Default up to and including the date of payment at a rate equal to the lesser of fifteen percent (15%) per annum or the maximum interest rate permitted by applicable law.

         Upon the occurrence of a default under this Note (whether or not it has become an Event of Default), the Company agrees to pay the costs, expenses, attorneys', and other fees paid or incurred by the Holder, or adjudged by a court, including: (i) costs of suit and such amount as the court adjudges for the fees of an attorney in an action to enforce this Note in whole or in part; and (ii) reasonable costs of collection, costs and expenses of, and attorneys' fees incurred or paid towards, the collection, enforcement, or sale of this Note in whole or in part, or of any security for it.

         5. CHANGE OF CONTROL.

         (a) In the event that a Change of Control (as hereinafter defined) (the date of such occurrence being the "Change of Control Date") occurs, the Holder shall have the right, at the Holder's option, to require the Company to purchase this Note for a cash purchase price equal to the unpaid principal amount of this Note and accrued interest thereon (the "Change of Control Amount") on the Change of Control Payment Date (as hereinafter defined).

         (b) Within 10 Business Days following the Change of Control Date, the Company shall send a notice to the Holder that a Change of Control has occurred.

         (c) No earlier than 10 Business Days nor later than 20 Business Days from the date of the notice of the Change of Control Date, other than as may be required by law (the "Change of Control Payment Date"), the Holder shall send, by first-class mail, postage prepaid, a notice to the Company requesting purchase of the Note, together with this Note, properly endorsed for transfer.

         (d) In the event that the Holder elects not to tender this Note, this Note will continue to accrue interest.

         (e) The Company will comply with any tender offer rules under the Exchange Act which then may be applicable in connection with the repurchase of this Note as a result of a Change of Control. If the provisions of any securities laws or regulations conflict with provisions of this Note, in reliance on an opinion of counsel, the Company may comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligation under this Note by virtue thereof.

         (f) On the Change of Control Payment Date, the Company shall (A) accept for payment this Note validly tendered pursuant to the terms set forth herein,
(B) pay the Holder the Change of Control Amount therefor in cash as provided above and (C) cancel the Note. Unless the Company defaults in the payment for the Note tendered, interest will cease to accrue with respect to the Note tendered and all rights of holders of such tendered Note will terminate, except for the right to receive payment therefor on the Change of Control Payment Date.

         (g) For the avoidance of doubt, nothing in this "Change of Control" section shall restrict the right of the Holder, in connection with a Change of Control, to convert and to receive the kind and amount of consideration payable to holders of Common Stock in respect of the Common Stock into which the Notes may be converted.

         (h) As used in this "Change of Control" section, "Change of Control" means:

             (i) any Person (including any syndicate or group deemed to be a "Person" under Section 13(d)(30 of the Exchange Act), other than the Company, any Subsidiary of the Company or any current or future employee or director benefit plan of the Company or any Subsidiary of the Company or any entity holding capital stock of the Company for or pursuant to the terms of such plan, or an underwriter engaged in a firm commitment underwriting in connection with a public offering of capital stock of the Company, is or becomes the beneficial owner, directly or indirectly, through a purchase, merger or other acquisition transaction or series of transactions of shares of Common Stock of the Company entitling such Person to exercise 50% or more of the total voting power of all shares of Common Stock of the Company entitled to vote generally in the election of directors;

             (ii) the Company sells or transfers all or substantially all of the assets of the Company to another Person;

             (iii) there occurs any consolidation of the Company with, or merger of the Company into, any other Person, any merger of another Person into the Company (other than a merger (a) which does not result in any reclassification, conversion, exchange or cancellation of outstanding shares of Common Stock, (b) which is effected solely to change the jurisdiction of incorporation of the Company and results in a reclassification, conversion or exchange of outstanding shares of Common Stock solely into shares of Common Stock, or (c) a transaction in which the shareholders of the Company immediately prior to such transaction owned, directly or indirectly, immediately following such transaction, at least a majority of the combined voting power of the outstanding voting stock of the Company resulting from the transaction, such stock to be owned by such shareholders in substantially the same proportion as their ownership of the voting stock of the Company immediately prior to such transaction);

             (iv) a change in the Board of Directors of the Company in which the individuals who constituted the Board of Directors of the Company at the beginning of the 24-month period immediately preceding such change (together with any other director whose election by the Board of Directors of the Company or whose nomination for election by the shareholders of the Company was approved by a vote of at least a majority of the directors then in office either who were directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the directors then in office; or

             (v) the Common Stock of the Company is the subject of a "Rule 13e-3 transaction" as defined under the Exchange Act of 1934, as amended.

Notwithstanding the foregoing, in no event shall a Change of Control be deemed to have occurred as a result of a transaction involving the Holder, Dr. Phillip Frost, or a related entity.

         6. SUBORDINATION. The indebtedness evidenced by this Note, including payment of principal, interest and all other monetary claims, including such monetary claims as may result from rights of repurchase, is hereby expressly subordinated, to the extent and in the manner hereinafter set forth, in right of payment to the prior payment in full of all the Company's Senior Indebtedness (as hereinafter defined), whether outstanding as of the date hereof or thereafter incurred.

         (a) As used herein, the term "Senior Indebtedness" means, with respect to the Company, any of the following (without duplication): (i)(A) any liability or obligation of the Company for borrowed money (including, without limitation, principal of and premium, if any, interest, fees, penalties, expenses, collection expenses, and other obligations in respect thereof, and, to the extent permitted by applicable law, interest accruing after the filing of a petition initiating any proceeding under the bankruptcy law (Title 11, U.S. Code, or any similar federal or state law for the relief of debtors) whether or not allowed as a claim in such proceeding), whether or not evidenced by bonds, debentures, notes or other written instruments, and any other liability or obligation evidenced by notes, bonds, debentures or similar instruments whether or not contingent, (B) any deferred payment obligation of the Company for the payment of the purchase price of property or assets evidenced by a note or similar instrument (excluding any obligation for trade payables or constituting the deferred purchase price of property or assets which is not evidenced by a note or similar instrument and which is unsecured), (C) any capital lease obligations (which shall mean, at the time any determination thereof is to be made, any obligation of such person for the payment of rent or other amounts under a lease of property or assets which obligation is required to be classified and accounted for as a capitalized lease on the balance sheet of such person under generally accepted accounting principles) of the Company, (D) all obligations of the Company under interest rate and currency swaps, floors, caps, or similar arrangements intended to fix interest rate obligations or currency fluctuation risks, (E) all obligations of the Company evidenced by a letter of credit or any reimbursement obligation of the Company in respect of a letter of credit, (F) all obligations of others secured by a lien to which any of the properties or assets of the Company are subject (including, without limitation, leasehold interests and any intangible property rights), whether or not the obligations secured thereby have been assumed by the Company or shall otherwise be the Company's legal obligation and, with respect to any of the foregoing items described in clauses (A) through (F) above, whether outstanding on the date of execution of this Note or hereafter created, incurred or assumed and (G) all obligations of others of the kinds described in the preceding clauses (A),
(B), (C), (D) or (E) assumed by or guaranteed by the Company and the obligations of the Company under guarantees of any such obligations; and (ii) any amendments, renewals, extensions, deferrals, modifications, refinancing and refunding of any of the foregoing. "Senior Indebtedness" shall not include: (i) indebtedness that by the terms of the instrument or instruments by which such indebtedness was created or incurred expressly provides that it (A) is junior in right of payment to the Note or (B) ranks pari passu in right of payment with the Note, (ii) any repurchase, redemption or other obligation in respect of Disqualified Capital Stock (which shall mean, any capital stock of such person, by its terms (or by the terms of any security into which it is convertible or for which it is exercisable, redeemable or exchangeable), matures, or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof, in whole or in part on or prior to the maturity of this Note), (iii) any indebtedness of the Company to any subsidiary of the Company or to any affiliate of the Company, (iv) any indebtedness incurred in connection with the purchase of goods, assets, materials or services in the ordinary course of business or representing amounts recorded as accounts payable, trade payables (which are unsecured) or other current liabilities (other than for borrowed money) or deferred revenue and deposits of the Company on the books of the Company (other than the current portion of any long-term indebtedness of the Company that, but for this clause
(iv), would constitute Senior Indebtedness), (v) any indebtedness of or amount owed by the Company to employees for services rendered to the Company or in connection with the severance of employment, (vi) any liability for Federal, state, local or other taxes owing or owed by the Company or (vii) obligations in respect of this Note.

         (b) Upon any payment or distribution of assets to creditors upon any liquidation, dissolution, winding up, reorganization, assignment for the benefit of creditors, marshaling of assets or any bankruptcy, insolvency or similar proceedings of the Company: (i) holders of all Senior Indebtedness then outstanding shall be entitled to receive payment in full in cash of all amounts owing with respect to all Senior Indebtedness before the Holder shall be entitled to receive any payment on or with respect to this Note; and (ii) until all Senior Indebtedness is paid in full in cash, any distribution to which the Holder would be entitled but for this Section 6 shall be made to holders of Senior Indebtedness as their interests may appear, except that the Holder may receive any securities provided for by a plan of reorganization or readjustment authorized by a court of competent jurisdiction in a reorganization proceeding in which the rights of holders of Senior Indebtedness are not altered without the consent of such holders, which consent is deemed to have been given if such holders, individually or as a class, approve such plan.

         The consolidation of the Company with, or the merger of the Company into, another person or the liquidation or dissolution of the Company following the conveyance or transfer of the properties and assets of the Company substantially as an entirety to another person upon the terms and conditions set forth in Section 5 shall not be deemed a liquidation, dissolution, winding up, reorganization, insolvency, receivership or similar proceeding of the Company for the purposes of this Section 6.

         (c) Unless Section 6(b) shall be applicable, upon the occurrence of any default in the payment of any obligation on or with respect to any Senior Indebtedness, whether with respect to scheduled payments or amounts due upon acceleration (a "Payment Default"), then no payment or distribution of any assets of the Company of any kind or character shall be made by the Company on account of principal or interest on this Note or on account of the purchase of this Note or any of the obligations of the Company under the Note unless and until such Payment Default shall have been cured or waived or shall have ceased to exist or such Senior Indebtedness shall have been discharged or paid in full, immediately after which the Company shall resume making any and all required payments, including missed payments, in respect of its obligations under the Note.

         (d) In the event that any payment or distribution of assets of the Company of any kind or character not permitted by Sections 6(b) or 6(c), whether in cash, property or securities, shall be received by the Holders of this Note before all Senior Indebtedness is paid in full in cash, such payment or distribution shall be received and held in trust for the benefit of the holders of Senior Indebtedness and shall forthwith be paid over or delivered by the Holder of this Note back to the Company for Distribution to the holders of Senior Indebtedness (pro rata to each such holder on the basis of the respective amounts of Senior Indebtedness held by such holder).

         (e) Without notice to or the consent of the Holder, the holders of Senior Indebtedness may at any time and from time to time, without impairing or releasing the subordination herein made, change the manner, place or terms of payments, or change or extend the time of payment of or renew or alter the Senior Indebtedness, or amend or supplement in any manner any instrument evidencing the Senior Indebtedness, any agreement pursuant to which the Senior Indebtedness was issued or incurred or any instrument securing or relating to the Senior Indebtedness; release any person liable in any manner for the payment or collection of the Senior Indebtedness; exercise or refrain from exercising any rights in respect of the Senior Indebtedness against the Company or any other person; apply any moneys or other property paid by any person or released in any manner to the Senior Indebtedness; or accept or release any security for the Senior Indebtedness.

         (f) After all Senior Indebtedness is paid in full and until this Note is paid in full, the Holder shall be subrogated to the rights of holders of Senior Indebtedness to receive distributions applicable to Senior Indebtedness to the extent that distributions otherwise payable to the Holder has been applied to the payment of Senior Indebtedness. A distribution made or payment over made under this Section 6 to holders of Senior Indebtedness which otherwise would have been made to the Holder is not, as between the Company, its creditors other than the holders of Senior Indebtedness and the Holder, a payment or distribution by the Company on or on account of Senior Indebtedness, it being understood that the provisions of this Section 6 are, and are intended, solely for the purpose of defining the relative rights of the Holder, on the one hand, and the holders of Senior Indebtedness, on the other hand.

         (g) Nothing contained in this Note, is intended to or shall alter or impair, as between the Company, its creditors other than the holders of Senior Indebtedness, and the Holder, the obligation of the Company, which is absolute and unconditional, to pay to the Holder the principal of and interest on this Note as herein prescribed, or to affect the relative rights of the Holder and creditors of the Company other than the holders of Senior Indebtedness, nor shall anything herein or therein prevent the Holder from exercising all remedies otherwise permitted by applicable law upon default under this Note, subject to the right, if any, under this Section 6 of the holders of the Senior Indebtedness in respect of cash, property or securities of the Company received upon the exercise of any such remedy.

         (h) The Holder acknowledges and agrees that the foregoing subordination provisions are, and are intended to be, an inducement and a consideration to each holder of any Senior Indebtedness (by its original terms or amendment thereof), whether such Senior Indebtedness was created or acquired before or after the issuance of this Note, to acquire and hold, or to continue to hold, such Senior Indebtedness, and such holder of Senior Indebtedness shall be deemed conclusively to have relied on such subordination provisions in acquiring and continuing to hold, or in holding, such Senior Indebtedness. The subordination provisions in this Section 6 may be enforced directly by the holders of Senior Indebtedness.

         (i) No present or future holder of Senior Indebtedness shall be prejudiced in his right to enforce subordination of the indebtedness evidenced by this Note by any act or failure to act in good faith by any such holder or by noncompliance by the Company with the terms and provisions and covenants herein regardless of any knowledge thereof any such holder may have or otherwise be charged with.

         (j) Notwithstanding the foregoing, unless otherwise agreed to by the Holder, this Note shall be deemed pari passu with all current and future convertible subordinated notes of the Company.

         7. TREATMENT OF NOTE. To the extent permitted by generally accepted accounting principles, the Company will treat, account and report the Note as debt and not equity for accounting purposes and with respect to any returns filed with federal, state or local tax authorities.

         8. NO SHAREHOLDER RIGHTS. Nothing contained in this Note shall be construed as conferring upon the Holder or any other person the right to vote or to consent or to receive notice as a shareholder in respect of meetings of shareholders for the election of directors of the Company or any other matters or any rights whatsoever as a shareholder of the Company; and no dividends or interest shall be payable or accrued in respect of the Common Stock that may be issuable upon conversion of this Note until, and only to the extent that, this Note shall have been converted.

             9. GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the laws of the State of Florida, excluding that body of law relating to conflict of laws.

         10. ASSIGNABILITY. This Note may be assigned by the Holder to any affiliate (which shall have the meaning set forth in Rule 501(b) under the Securities Act of 1933, as amended) of the Holder from time to time without consent of the Company, but not otherwise, and in the event of such assignment, the obligations of the Company shall inure to the benefit of all such permitted assigns.

         11. WAIVERS. Company hereby waives presentment, demand for performance, notice of non-performance, protest, notice of protest and notice of dishonor. No delay on the part of the Holder in exercising any right hereunder shall operate as a waiver of such right or any other right. This Note is being delivered in and shall be construed in accordance with the laws of the State of Florida, without regard to the conflicts of laws provisions thereof.

                             CONTINUCARE CORPORATION

                             By:
                                -----------------------------------------------
                                      Spencer J. Angel
                                      President and Chief Executive Officer

                                   EXHIBIT 11

                                    AGREEMENT

         THIS AGREEMENT, dated July 31, 2001 (the "Purchase Agreement"), by and among Frost Nevada Limited Partnership, a Nevada limited partnership (the "Seller") and each of Purchasers listed on the signature pages hereto (collectively the "Purchasers" and each a "Purchaser").

                                   WITNESSETH

         WHEREAS, certain of the holders of the common stock and Convertible Subordinated Notes due 2002 (the "Notes") of Continucare Corporation (the "Company"), namely the funds of Franklin Resources, Morgan Stanley Dean Witter and IDS American Express (the "Selling Noteholders"), had entered into agreements ("Sale Agreements") with Seller, whereby the Selling Noteholders have sold all of their respective Notes, including all accrued and unpaid interest through June 30, 2001, and their respective equity interest in the Company to Seller, at a sale price of $.10 per dollar for the convertible notes and $.10 per share for the common stock;

         WHEREAS, in connection with the Sale Agreements, the Seller has acquired (i) convertible notes in the aggregate principal amount of $6,219,511, plus accrued interest of approximately $290,244 (the "Purchased Debt"), and (ii) an aggregate of 9,640,244 shares of the Company's common stock (the "Purchased Equity"), for an aggregate purchase price of $1,585,975.50;

         WHEREAS, in consideration of Frost's agreement to purchase and convert such Purchased Debt, which benefits the Company by, among other things, allowing the Company to decrease its debt service obligations, improve its balance sheet and be placed in a better position with respect to its negotiations with the American Stock Exchange, the Company has entered into an agreement with Seller (the "Frost Agreement") pursuant to which the Company has issued to the Seller
(i) 6,219,511 shares of the Company's common stock and (ii) a convertible promissory note in the amount of $912,195 (the "Frost Note"), with such note (a) convertible into shares of common stock at a $1.00 conversion price, (b) bearing interest at 7% per annum, with interest payable semi-annually, and (c) having a maturity date of October 31, 2005, with all principal payable on October 31, 2005;

         WHEREAS, Frost entered into the Sale Agreements and the Frost Agreement with the intent to facilitate the transfer and sale of a portion of the Purchased Equity, a portion of the common stock issued upon conversion of the Purchased Debt and a portion of the Frost Note to certain other qualified investors;

         WHEREAS, Seller desires to sell and the Purchasers desire to purchase approximately 13% of the Purchased Equity, 13% of the shares of the Company's common stock issued upon conversion of the Purchased Debt and 13% of the Frost Note, at a purchase price equal to the purchase price paid by the Seller in the transaction set forth in the Sale Agreements.

         NOW, THEREFORE, in consideration of the foregoing, the mutual covenants and agreement set forth, and other good and valuable consideration, the receipt of which is hereby acknowledged, the parties hereto agree as follows:

         SECTION 1. SALE OF SECURITIES

         1.1 SALE OF SECURITIES. Subject to the terms and conditions of this Purchase Agreement, the Seller shall sell to the Purchasers, and the Purchasers shall buy from the Seller, (i) the number of shares of the Company's common stock as set forth opposite each Purchaser's name on Schedule A attached hereto, under the heading "Shares" and (ii) the principal amount of the Frost Note set forth opposite each Purchaser's name under the heading "Transferred Notes" (in the aggregate, approximately 13% of the Frost Note), (with the Shares and Transferred Notes collectively referred to as the "Securities.") The consideration to be paid by each Purchaser for each Purchaser's respective Securities is set forth opposite each Purchaser's name on Schedule A under the heading "Purchase Price" for an aggregate of $200,000 (the "Purchase Price"). Each Purchaser shall deliver its respective portion of the Purchase Price by wire transfer of immediately available funds to the account designated by Seller.

         1.2 CLOSING. The closing of the sale and purchase of the Securities shall be effective on June 30, 2001. As soon as practical following the execution of this Purchase Agreement, the following documents shall be delivered: (i) the Seller shall deliver to the Purchasers stock certificates representing the Shares along with a stock powers, in substantially the form attached hereto as Exhibit B, with a medallion signature guarantee and any other necessary instruments endorsing the Shares for transfer to the Purchasers, (ii) Seller shall deliver the Frost Note and the assignment for the Transferred Notes, in substantially the form attached hereto as Exhibit C, and any necessary document or other instrument to facilitate the transfer of such debt, and (iii) the Purchaser shall deliver the Purchase Price via wire transfer to the account designated by the Seller.

         SECTION 2. REPRESENTATIONS AND WARRANTIES OF THE SELLER

         The Seller hereby represents and warrants to the Purchaser the following:

         2.1 AUTHORIZATION AND NON-CONTRAVENTION. This Purchase Agreement is a valid and binding obligation of the Seller, enforceable against the Seller in accordance with its terms, except as such enforceability may be limited by bankruptcy laws and general principles of equity. The execution, delivery and performance of this Purchase Agreement and the sale of the Securities, have been duly authorized by all necessary action of the Seller.

         SECTION 3. REPRESENTATIONS AND WARRANTIES OF PURCHASER

         Each Purchaser hereby represents and warrants to the Seller the following:

         3.1 AUTHORIZATION AND NON-CONTRAVENTION. This Purchase Agreement is a valid and binding obligation of each of the Purchasers, enforceable against each of the Purchasers in accordance with its terms, except as such enforceability may be limited by bankruptcy laws and general principles of equity.

         3.2 INVESTMENT REPRESENTATIONS.

             (a) Each Purchaser is acquiring the Securities for its own account, for investment, and not with a view to, or for offer or sale in connection with any "distribution" or resale thereof within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), and none of the Purchasers has any present or presently contemplated agreement, undertaking, arrangement, obligation, indebtedness or commitment providing for the distribution thereof. Each Purchaser has had access to all information it deemed material with respect to an acquisition of the Securities. Each Purchaser understands the nature and risks involved in the purchase of the Securities.

             (b) Each Purchaser understands and acknowledges that the Securities have not been registered under the Securities Act, or the securities laws of any state or foreign jurisdiction and, unless so registered, may not be offered, sold, transferred, or otherwise disposed of except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and any applicable securities laws of any state or foreign jurisdiction.

             (c) Each Purchaser understands that the Securities purchased pursuant to this Purchase Agreement will be in unregistered form only and that any certificates delivered to it in respect of the Securities will bear a legend substantially to the following effect:

         THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES LAW, AND SUCH SECURITIES MAY NOT BE OFFERED, SOLD, TRANSFERRED, PLEDGED, HYPOTHECATED, OR OTHERWISE DISPOSED OF EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR PURSUANT TO AN EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS.

         SECTION 4. GENERAL

         4.1 ADVICE OF COUNSEL. Each party to this Purchase Agreement has discussed with, and relied upon the advice of such party's counsel with regard to the meaning and legal consequences of, and the considerations involved in entering into this Purchase Agreement and the transactions contemplated thereby.

         4.2 AMENDMENTS, WAIVERS AND CONSENTS. No failure or delay on the part of any party hereto in exercising any right, power or remedy hereunder shall operate as a waiver thereof. The remedies provided for herein are cumulative and are not exclusive of any remedies that may be available to any party hereto at law or in equity or otherwise. This Purchase Agreement may be amended only with the prior written consent of the Seller and Purchasers.

         4.3 GOVERNING LAW. This Purchase Agreement shall be deemed to be a contract made under, and shall be construed in accordance with, the laws of the State of Florida, without giving effect to conflicts of laws principles thereof.

         4.4 SECTION HEADINGS. The descriptive headings in this Purchase Agreement have been inserted for convenience only and shall not be deemed to limit or otherwise affect the construction of any provision thereof or hereof.

         4.5 COUNTERPARTS. This Purchase Agreement may be executed simultaneously in any number of counterparts, each of which when so executed and delivered shall be taken to be an original; but such counterparts shall together constitute but one and the same document.

         4.6 NOTICES AND DEMANDS. Any notice or demand which is required or provided to be given under this Purchase Agreement shall be deemed to have been sufficiently given and received for all purposes when received and may be delivered by hand, telecopy, telex or other method of facsimile, certified or registered mail, postage and charges prepaid, return receipt requested, or by overnight delivery.

         4.7 SEVERABILITY. Each provision of this Purchase Agreement shall be interpreted in such a manner as to be effective and valid under applicable law, but if any provision of this Purchase Agreement shall be deemed prohibited or invalid under such applicable law, such provision shall be ineffective only to the extent of such prohibition or invalidity, and such prohibition or invalidity shall not invalidate the remainder of such provision or the other provisions of this Purchase Agreement.

         4.8 INTEGRATION. This Purchase Agreement, including the exhibits, documents and instruments referred to herein or therein, constitutes the entire agreement, and supersedes all other prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, including, without limitation, the letter of intent between the parties hereto in respect of the transactions contemplated herein.

                                   * * * * * *

         IN WITNESS WHEREOF, the parties hereto have executed this Purchase Agreement on the date first written above.

                         SELLER:

                         FROST NEVADA LIMITED PARTNERSHIP:

                         By:
                            ---------------------------------------------------
                         Name:
                            ---------------------------------------------------
                         Title:
                               ------------------------------------------------

                         PURCHASERS:

                         HARTER FINANCIAL

                         By:
                            ---------------------------------------------------
                         Name:
                              -------------------------------------------------
                         Title:
                               ------------------------------------------------


                            ---------------------------------------------------
                                     Richard Rosenstock, individually

                            ---------------------------------------------------
                                       David Thalheim, individually

                            ---------------------------------------------------
                                         Marie Wolf, individually

                            ---------------------------------------------------
                                         Rita Angel, individually

                            ---------------------------------------------------
                                      Spencer J. Angel, individually

                                    EXHIBIT A


PURCHASER                                        TRANSFERRED NOTES               SHARES               PURCHASE PRICE
---------                                        -----------------               ------               --------------
Harter Financial.......................                 $37,386                  650,000                  $65,000
Richard Rosenstock.....................                  20,131                  350,000                   35,000
David Thalheim.........................                  28,758                  500,000                   50,000
Marie Wolf.............................                  14,379                  250,000                   25,000
Rita Angel.............................                   5,752                  100,000                   10,000
Spencer Angel..........................                   8,627                  150,000                   15,000
                                                        -------                ---------                  -------
                                                        115,033                2,000,000                  200,000


                                    EXHIBIT B

                                   STOCK POWER

FOR VALUE RECEIVED, the undersigned hereby assigns and transfers an aggregate amount of two million (2,000,000) shares of Common Stock, $.0001 par value per share, of Continucare Corporation, a Florida corporation (the "Corporation") to the individuals and entities, and in the amounts, set forth below, standing in the same name of the undersigned on the books of said Corporation, evidenced by Certificate No. ____, and do hereby irrevocably constitute and appoint ___________________________________________ attorney to transfer the said stock on the books of said Corporation, with full power and substitution on the premises.

PURCHASER                                                SHARES
---------                                                ------
Harter Financial.......................                 650,000
Richard Rosenstock.....................                 350,000
David Thalheim.........................                 500,000
Marie Wolf.............................                 250,000
Rita Angel.............................                 100,000
Spencer Angel..........................                 150,000
                                                      ---------
                                                      2,000,000


                                            FROST NEVADA LIMITED PARTNERSHIP



                                            --------------------------------
                                            By:




DATED: July 31, 2001

                                    EXHIBIT C

Continucare Corporation
80 S.W. 8th Street
Suite 2350
Miami, Florida 33130

         The undersigned, the holder of the attached Note, hereby assigns a portion of this Note in such amounts and to such persons as follows:

                 ASSIGNEE                                   AMOUNT
                 --------                                   ------
                 Harter Financial.......................   $37,386
                 Richard Rosenstock.....................    20,131
                 David Thalheim.........................    28,758
                 Marie Wolf.............................    14,379
                 Rita Angel.............................     5,752
                 Spencer Angel..........................     8,627

With the balance reissued in the name of the undersigned.

                                           FROST NEVADA LIMITED PARTNERSHIP

                                           By:
                                               --------------------------------
                                           Its:
                                                -------------------------------
Agreed and Accepted:

CONTINUCARE CORPORATION

-------------------------------